February 9, 2005

Dear Masonite Shareholders:

We enclose a supplement to the management information circular dated January 18, 2005 (the ‘‘Circular’’) consisting of those sections of the Circular describing the background to, reasons for and particulars concerning the proposed arrangement between Masonite, its shareholders and Stile Acquisition Corp. marked to show revisions made in response to comments received from staff of the U.S. Securities and Exchange Commission. A complete copy of the revised Circular can be found at www.sec.gov and www.sedar.com.

The amended Circular does not contain any changes to the terms of the transaction between Masonite and Stile.

The special meeting of the shareholders of Masonite to vote on the arrangement resolution will be held on Friday February 18th and the record date for voting will remain January 17, 2005, as previously announced.

Any Masonite shareholder who has already deposited a valid proxy or provided voting instructions to his or her broker or other intermediary for use at the special meeting and who does not wish to change his or her proxy or voting instructions need not take any further action. The form of proxy or voting instruction form originally mailed to Masonite shareholders for use at the special meeting may continue to be used by shareholders who have not yet deposited a valid proxy or provided voting instructions.

On behalf of the Masonite Board of Directors, I would like to thank you again for the support you have shown as shareholders of Masonite.

Yours very truly,

Peter A. Crossgrove
Chairman of the Board of Directors

SUPPLEMENTAL INFORMATION CONCERNING THE

SPECIAL MEETING OF SHAREHOLDERS OF

MASONITE INTERNATIONAL CORPORATION

TO BE HELD ON FEBRUARY 18, 2005

This is supplemental information to the management information circular dated January 18, 2005 of Masonite International Corporation soliciting proxies in connection with the proposed arrangement involving Masonite and Stile Acquisition Corp., as more particularly described in this supplement and in such management information circular.

The Board of Directors of Masonite International Corporation continues to unanimously recommend that shareholders vote in favour of the Arrangement Resolution to be voted on at the special meeting of Masonite shareholders to be held on February 18, 2005.

Any Masonite shareholder who has previously deposited a valid proxy or provided voting instructions to his or her broker or other intermediary for use at the special meeting and who does not wish to change his or her proxy or voting instructions need not take any further action.

February 9, 2005

January 18, 2005

Dear Masonite Shareholders:

You are cordially invited to attend a special meeting of the shareholders of Masonite International Corporation to be held on Friday, February 18, 2005 at 9:30 a.m. (Toronto time) at the Sheraton Centre Toronto Hotel, Essex Ballroom & Foyer, 123 Queen Street West, Toronto, Ontario. The meeting has been called to seek shareholder approval for a proposed arrangement under the Business Corporations Act (Ontario) involving Masonite, its shareholders and Stile Acquisition Corp., a corporation affiliated with Kohlberg Kravis Roberts & Co. L.P.

On December 22, 2004, Masonite announced that it had entered into a combination agreement with Stile pursuant to which all outstanding common shares will be exchanged with Stile for consideration of C$40.20 per share, which represents a 21.25% premium over the volume weighted-average trading price for Masonite’s common shares on the Toronto Stock Exchange for the 60 trading days ended December 21, 2004 and a 15.68% premium over the closing price of Masonite’s common shares on the Toronto Stock Exchange on December 21, 2004, the day prior to the announcement of the proposed arrangement.

Merrill Lynch, the financial advisor to the Special Committee of the Board of Directors, has delivered to the Special Committee and the Board of Directors its opinion that, as of the date of such opinion, and based upon and subject to the various factors, assumptions and limitations set forth therein, the consideration to be received pursuant to the arrangement is fair, from a financial point of view, to Masonite shareholders. A copy of the Merrill Lynch opinion is included as Appendix F to the management information circular accompanying this letter. Based on various factors, including the Merrill Lynch opinion, the Special Committee has unanimously concluded that the arrangement is fair to the shareholders other than senior management and in the best interests of Masonite. The Board of Directors has also concluded that the arrangement is fair to the shareholders other than senior management and in the best interests of Masonite.

The resolution approving the arrangement must be approved by at least two-thirds of the votes cast at the meeting by shareholders present in person or represented by proxy and by at least a majority of the votes cast at the meeting by shareholders present in person or represented by proxy other than Masonite’s senior management. The arrangement is also subject to certain regulatory approvals and the approval of the Ontario Superior Court of Justice. The Board of Directors unanimously recommends that Masonite shareholders vote in favour of the arrangement resolution.

Pursuant to the combination agreement, employees and officers of Masonite are required to invest, on completion of the arrangement, at least US$25 million in Stile’s holding company. At the date of this information circular, Philip S. Orsino, President and Chief Executive Officer; John F. Ambruz, Executive Vice President, Strategic Development; James U. Morrison, Executive Vice President and Group Chief Operating Officer; and Lawrence P. Repar, Executive Vice President and Group Chief Operating Officer, have collectively agreed to invest a total of at least US$19.5 million.

The accompanying notice of meeting and management information circular provides a detailed description of the arrangement and includes certain other information, including the full text of the combination agreement and the Merrill Lynch opinion, to assist you in considering the matter to be voted upon. You are urged to read this information carefully and, if you require assistance, to consult your financial or professional advisor.

Your vote is important regardless of the number of Masonite common shares you own. If you are unable to be present at the meeting in person, we encourage you to take the time now to complete, sign, date and return the enclosed proxy or vote by phone or through the internet in accordance with the instructions set out therein and in the accompanying circular, so that your shares can be voted at the meeting in accordance with your instructions. We also encourage you to complete, sign, date and return the enclosed letter of transmittal in accordance with the instructions set out therein and in the accompanying circular so that if the proposed arrangement is approved the consideration for your shares can be sent to you as soon as possible following the effectiveness of the arrangement.

On behalf of the Masonite Board of Directors, I would like to take this opportunity to thank you for the support you have shown as shareholders of Masonite.

Yours very truly,

Peter A. Crossgrove
Chairman of the Board of Directors

BACKGROUND TO AND FAIRNESS OF THE ARRANGEMENT

History of Discussions Between Masonite and KKR

In early October 2003 at a meeting between Scott Nuttall of KKR and representatives of Scotia Capital Inc., Mr. Nuttall inquired as to whether Scotia Capital had a relationship with Masonite and could arrange a meeting with Philip Orsino, the President and Chief Executive Officer of Masonite. The representatives also discussed the possibility of a transaction between KKR, Masonite and another building products company. Scotia Capital is a co-manager in Masonite’s principal banking syndicate and is also the lead lender to a Chilean subsidiary of Masonite. Later that month, at a meeting at Scotia Capital held for an unrelated purpose, a Scotia Capital representative mentioned to Mr. Orsino the possibility that KKR might be interested in participating in a transaction involving Masonite and another building products company. The Scotia Capital representative asked Mr. Orsino whether he would be willing to meet with representatives of KKR to explore such an idea. Mr. Orsino indicated that he would be prepared to meet with KKR.

In November 2003 Mr. Orsino met with Paul Raether, Mr. Nuttall and Tagar Olson of KKR and presented a brief description of Masonite, its history and strategy. These discussions were continued in December 2003, during which time KKR indicated to senior members of Masonite management, including Harley Ulster, Executive Vice President, General Counsel and Corporate Secretary, KKR’s willingness to pursue a number of possible transactions, including a transaction involving KKR, the Company and another building products company. At Masonite’s request, KKR executed a confidentiality and standstill agreement at this time. Also during this period, KKR presented materials regarding its history and strategy in making leveraged acquisitions. Over the next several weeks, Mr. Orsino informally advised certain members of the Masonite Board of his having met with KKR.

At a meeting of the Masonite Board on February 10, 2004, Mr. Orsino advised the full Board of the discussions with KKR, at which time the Board authorized Mr. Orsino to continue the discussions. In late February 2004 Messrs. Raether and Olson of KKR visited Masonite’s Laurel, Mississippi facility and met there with a number of senior members of Masonite’s management, including Messrs. Orsino, Ulster, John Ambruz, Executive Vice-President Strategic Development, James Morrison, Executive Vice President and Group Chief Operating Officer, Lawrence Repar, Executive Vice President and Group Chief Operating Officer and Robert Tubbesing, Executive Vice President Finance. By this time, the parties were no longer contemplating a transaction involving the other building products company. In March 2004 KKR presented to Masonite management illustrative materials for a transaction solely with respect to Masonite, as well as a description of customary terms for management investment in a transaction of this type.

The status of discussions with KKR was reviewed at Masonite Board meetings on March 16 and March 23, 2004. Mr. Ulster and Paul Bernards, Masonite’s Executive Vice President and Chief Financial Officer, participated in the March 16 Board meeting and Messrs. Ambruz and Ulster participated in the March 23 Board meeting. At the March 16 meeting, Mr. Orsino reported that, based on these discussions, he had doubts about the feasibility of a transaction with KKR because he believed KKR would not pay an attractive price. After discussion, the Board agreed with Mr. Orsino’s assessment and instructed him to advise KKR that at this time the Board did not believe that further discussions would be productive. Mr. Orsino reported at the March 23 Board meeting that discussions had been terminated.

There were no further discussions with KKR until July 2, 2004, when KKR representatives, including Messrs. Raether and Nuttall, met with Messrs. Orsino and Ambruz and suggested re-opening discussions regarding a possible transaction. At this time, KKR communicated a preliminary valuation indication of C$40.00 to C$42.00 per Common Share (US$30.26 to US$31.77 based on the average exchange rate for July 2004 of US$1.00 = C$1.3219). KKR’s preliminary valuation range was based on information regarding Masonite that was publicly available to KKR at such time as well as KKR’s view as to existing general economic factors such as interest rates and exchange rates and the housing market in particular.

In the remainder of July and until mid-August, there were no further significant contacts between representatives of KKR and representatives of Masonite. For much of that time, various Masonite officials were either involved in other transactions for the Company or were travelling on business or vacation. There were two meetings in mid-August between Mr. Ambruz of Masonite and Messrs. Raether, Nuttall and Olson of KKR and a third meeting on August 27 between Messrs. Orsino and Ambruz and Mr. Raether to discuss the logistics of KKR’s possible due diligence. At a Masonite Board meeting held on August 30, 2004, Mr. Orsino reported that KKR had made a renewed request to undertake discussions regarding a potential acquisition of Masonite and that, based on discussions with KKR, he now felt that a transaction attractive to Shareholders might be achievable. Mr. Orsino’s view in this regard was influenced by the facts that KKR’s recent preliminary valuation indication of C$40.00 to C$42.00 per share represented a premium in the range of 25 to 33 1/3% over the then current market value of Masonite’s Common Shares and a potentially attractive valuation for the Company’s Common Shares. It also appeared to Mr. Orsino that KKR was becoming more serious about a transaction. At this meeting, the Board authorized management to make available to KKR certain financial information. Mr. Ambruz also participated in the August 30 Board meeting.

In September 2004, Mr. Ambruz explored in meetings and telephone conversations with Messrs. Raether, Nuttall and Olson of KKR the structure of a potential leveraged buy out transaction, including desirable levels of leverage, the amount of equity that would be required, possible covenants under any debt facilities that would be used in the acquisition, the potential for strategic growth of the Company following such a transaction, the requirement for investment by management and illustrative terms for such investment.

On October 4, 2004, Philip Lieberman and David Potter of Scotia Capital, members of Masonite’s senior management (including Messrs. Ambruz, Bernards, Orsino, Repar, Ulster and Christopher Virostek, Masonite’s Controller) and Messrs. Raether, Nuttall and Olson of KKR met at Masonite’s research facility in West Chicago, Illinois for discussions of a ‘‘due diligence’’ nature. At this time, certain additional financial information, including five-year financial models, were reviewed with KKR. The models consisted of two scenarios designed to show the effects of certain hypothetical assumptions regarding annual sales growth and cost savings and did not take into account other relevant factors relating to the Company’s future business and prospects. Accordingly, these models did not reflect management’s view of the most likely outcomes as to the Company’s future financial performance. The Company does not typically prepare five year financial projections and these models were prepared and provided to KKR solely to assist their analysis of the Company. See ‘‘– Masonite’s Financial Models and Projections’’.

At a Masonite Board meeting held on October 20, 2004, management presented to the Board the two five-year financial models that had been provided to KKR, together with a third model based on different assumptions. Following a review of these models, the Board instructed management to prepare financial projections to include assumptions relating to future acquisition scenarios by the Company and other assumptions, including the effects of the housing cycle, materials costs and currency fluctuations. Mr. Orsino indicated that KKR continued to discuss a preliminary valuation indication, subject to further due diligence, for the Company’s shares in the range of C$40.00 to C$42.00 (US$31.85 to US$33.44 based upon the prevailing exchange rate of US$1.00 = C$1.2560). Mr. Orsino and Messrs. Ambruz, Bernards, Morrison, Repar, Tubbesing and Ulster, the other members of management present, then left the meeting and the Board continued its deliberations. The Board invited Mr. Orsino to rejoin the meeting and authorized him to continue discussions with KKR and to provide additional due diligence information.

At a Board meeting held on November 24, 2004, Mr. Orsino reported that KKR was still engaged in due diligence but that, because of a significant decline in the value of the US dollar as compared with the Canadian dollar since the summer, KKR was proposing a value of C$39.00 (equivalent to US$32.94 based on the prevailing exchange rate) per Common Share. Mr. Orsino indicated to the Board that he had told KKR that he was quite certain that the Board would not accept a price below C$40.00 per Common Share. When asked by the Board if in his view KKR would be likely to increase its price, Mr. Orsino responded that in his view KKR may be willing to raise its price provided it becomes satisfied with the results of its due diligence and subject to negotiating an acceptable combination agreement. Mr. Orsino also reported to the Board that, as a condition of any possible transaction, KKR would require management to remain in place and to invest in approximately 5% of the equity of the acquisition vehicle at the same price per share as the KKR investment funds would pay. Mr. Orsino reported on the possible terms for such management investment that had been outlined by KKR, including the provision of stock options subject to vesting over five years and achieving performance milestones. Mr. Orsino explained that it was his understanding that these terms were typical in leveraged buyouts generally and for KKR-sponsored leveraged buyouts in particular. Messrs. Ambruz and Ulster were also present at this Board Meeting.

As the Board believed that there was now a real possibility of a transaction being entered into that would include management investment in the resulting company, the Board appointed the Special Committee, consisting of Messrs. Peter Crossgrove (Chair), Howard Beck, John Cassaday and Alan McFarland. The mandate of the Special Committee was to consider the current proposal from KKR, to review the alternatives available to the Company, to conduct any negotiations with respect to a transaction involving KKR or any similar transaction, to conclude any agreements with respect to such a transaction, or to supervise management in the carrying out of any of the foregoing activities, and to consider whether any transaction would be fair to the Shareholders of Masonite other than Senior Management and in the best interests of Masonite.

The Special Committee met for the first time on November 24, 2004 to discuss organizational matters, including retaining independent counsel and a financial advisor, and their legal obligations. The Special Committee met again on November 26, 2004, and determined that the Chair would approach independent counsel and that Mr. Beck would approach a potential independent financial advisor. The members of the Special Committee also discussed the information that the Committee would require and the legal matters that might arise during the course of considering a potential transaction. The Chair of the Special Committee retained William K. Orr (then of Heenan Blaikie LLP and now of Fasken Martineau DuMoulin LLP) to act as counsel to the Special Committee.

The Special Committee met twice on November 29, 2004 to discuss terms of engagement of a financial advisor. On December 1, 2004 the Special Committee met to review the proposal put forward by Merrill Lynch and determined to engage Merrill Lynch to be its financial advisor. The Special Committee had approached another potential financial advisor on November 26, 2004 and had engaged in discussions with that investment bank concerning its potential engagement until November 29, 2004. The Special Committee entered into discussions on November 29, 2004 with Merrill Lynch. Merrill Lynch informed the Special Committee that it had in the past provided financial and advisory services to KKR and/or its affiliates and had received fees for the rendering of such services. Indeed, the Special Committee was aware of the fact that given the nature of KKR’s business and the large number of its affiliates, most, if not all, potential financial advisors with qualifications, expertise and reputation similar to those of Merrill Lynch most likely had in the past provided financial and/or advisory services to KKR and/or its affiliates similar to the services provided by Merrill Lynch and had received similar fees for rendering such services. The Special Committee did not consider Merrill Lynch’s prior relationship with KKR and/or its affiliates, including the fact that Merrill Lynch has received compensation from such persons, to be material in the context of this transaction and concluded that Merrill Lynch would be independent for the purposes of providing financial advice to the Special Committee. A number of factors, including fee negotiations and the qualifications, expertise and reputation of Merrill Lynch in both the United States and Canada in cross-border transactions, resulted in the Special Committee choosing Merrill Lynch over the other potential advisor with whom discussions had been held. Mr. Crossgrove met again on December 2, 2004 with representatives of Merrill Lynch to discuss the role of Merrill Lynch as financial advisor to the Special Committee and with counsel to review the Special Committee’s legal obligations.

During the course of its meetings, the Special Committee considered whether it was appropriate to accept a transaction proposal from KKR without having first solicited other offers for the Company, or ‘‘auctioning’’ the Company as such a procedure is commonly referred to. The Special Committee considered the risk to both the Company and a possible transaction with KKR from a pre-announcement auction process. The Special Committee considered the potentially disruptive effects on the Company’s relationships with its customers and suppliers, as well as on the Company’s employees and operations, from a publicly disclosed auction process. The Special Committee also considered that a process of selective contacts on a confidential basis would also pose risk of leaks and therefore have similar disruptive effects. At the same time, the Special Committee believed that there would be very few, if any, industry buyers for the Company likely to emerge both because of the large size of any such transaction and because industry buyers of sufficient size would be likely to encounter antitrust issues that would be impediments to completing a transaction. The Special Committee also noted the advice that it had previously received from the Company’s management that since the merger of Premdor Inc. and Century Wood Door Limited in 1989 the Company had never been approached with a proposal to be acquired, notwithstanding the absence of a controlling shareholder. For all these reasons, instead of conducting an auction, the Special Committee decided to negotiate with KKR and focus considerable attention in such negotiations on ensuring that the terms of any agreement with KKR would give an opportunity for other potential acquirors and competing offers to surface post-agreement through the mechanisms of a ‘‘fiduciary out’’ and a low termination payment.

Also during the course of its meetings, the Special Committee considered that it was unlikely that the Company could practicably be converted to a Canadian income trust and therefore did not give substantial weight to Canadian income trust valuation models.

Apart from continuing the ‘‘status quo’’, the Special Committee did not consider other alternatives available to the Company because the Company’s performance was strong and no determination had been made to sell the Company or to review strategic alternatives. See ‘‘Reasons for the Arrangement – From Masonite’s Perspective’’.

The Special Committee met on December 7, 2004 to receive an update on the status of discussions with KKR and to discuss with Dan Mida, Mike Boyd and Jeff Kaplan, managing directors of Merrill Lynch, and Jason Cho, an associate of Merrill Lynch, the financial analysis work that Merrill Lynch had undertaken to date. The Special Committee adjourned while the Board met to discuss the financial outlook for Masonite and subsequently reconvened to discuss the financial outlook for Masonite with Merrill Lynch. Certain members of the Special Committee met with senior management, including Messrs. Ambruz, Orsino and Ulster, and representatives of Merrill Lynch following the Special Committee meeting.

The Board met on December 9, 2004 at the request of the Special Committee to review the financial models and projections that management had made available to Merrill Lynch. These consisted of the three models that had been reviewed by management with the Board on October 20, 2004 and the two projections that management had prepared following the Board’s instructions in October. The Board at the December 9, 2004 meeting concurred with management’s view that the projection that was referred to as ‘‘Case No. 4’’ reflected the most realistic assumptions regarding the future financial performance of Masonite. See ‘‘– Masonite’s Financial Models and Projections’’. Messrs. Ambruz and Ulster also participated in this Board meeting.

On December 14, 2004 the Special Committee met again with representatives of Merrill Lynch (including Messrs. Boyd, Cho, Mida and Brian Hogan, a director at Merrill Lynch) and had extensive discussions with them about their preliminary analysis of the transaction. Merrill Lynch summarized Masonite’s recent and historical stock price performance and reviewed with the Special Committee the various types of valuation methodologies that Merrill Lynch anticipated using in connection with its analysis. Merrill Lynch also discussed with the Special Committee the Case No. 4 financial projections, compared those financial projections with analysts’ research and consensus estimates as reported by First Call Corporation and described how the financial projections would be used for purposes of Merrill Lynch’s valuation methodologies. Merrill Lynch expressed informal views as to valuation ranges for Masonite that might result from its analysis. The Special Committee designated Messrs. Crossgrove and McFarland to meet with representatives of KKR to ascertain what offer KKR was prepared to make and report back to the Special Committee. Messrs. Crossgrove and McFarland met with Messrs. Raether and Nuttall of KKR in New York City on December 15, 2004. At that meeting KKR proposed a price per Common Share of US$32.25 and a termination payment of US$1.00 per Common Share (equivalent to C$39.44 and C$1.2230, respectively, based on the prevailing exchange rate).

The Board met on December 15, 2004 to hear a report of the meeting that Messrs. Crossgrove and McFarland had with KKR, to be updated with respect to the work performed by Merrill Lynch and to deliberate with respect to the potential transaction. Following that meeting, Messrs. Crossgrove and McFarland communicated with KKR representatives (including Messrs. Raether and Nuttall) by telephone and indicated to them that their price needed to be improved, the termination payment was too high and that the price had to be denominated in Canadian dollars. The Board met on December 16, 2004 and held lengthy discussions concerning the negotiations that had taken place with KKR with respect to the proposed transaction and the price and terms of a transaction. After this discussion, the Board asked Mr Orsino and the Company’s advisors to leave the meeting, and the remaining directors met separately with the Special Committee’s legal advisors. It was determined that Messrs. Crossgrove and McFarland should communicate with KKR and indicate that the Board would entertain a price of C$43.50. The Board met on December 17, 2004 to receive a report from Messrs. Crossgrove and McFarland with respect to their discussions earlier that day with Messrs. Raether and Nuttall of KKR. They reported that they had advised KKR that the Board would entertain a price of C$43.50 and a termination payment of not more than C$0.50 per Common Share. They further reported that KKR’s response was that C$43.50 was unacceptable. The Board instructed Messrs. Crossgrove and McFarland to ask for KKR’s best and final offer.

Messrs. Crossgrove and McFarland spoke again late that night with Messrs. Raether and Nuttall of KKR and on December 18, 2004 reported back to a group of Board members that KKR had responded that KKR would pay C$40.00 per Common Share and no more, but that KKR would accept a termination payment of C$0.50 per Common Share. In determining the prices offered between December 15 and 17, KKR took into account the information disclosed to KKR in connection with its due diligence investigation of Masonite, current market conditions including interest rates and exchange rates and KKR’s views as to the prospects of the Company and the industry in which the Company operates. Detailed discussions among the Board members ensued concerning the terms of the proposed transaction. In these discussions the Board members present, including members of the Special Committee present, informally reached a consensus that a price per Common Share of C$40.00 was supportable in principle, based in part on the discussions that had already taken place with Merrill Lynch regarding its preliminary analysis and assuming that all other terms of the transaction were resolved satisfactorily. Accordingly, it was deemed appropriate for detailed negotiations with respect to the Combination Agreement to continue. On December 19, 2004 Messrs. Crossgrove and McFarland met with the legal and financial advisors to the Special Committee primarily for an update from Mr. Boyd of Merrill Lynch with respect to its ongoing analysis of the potential transaction. Merrill Lynch discussed with Messrs. Crossgrove and McFarland its progress on completing its financial analysis with respect to the proposed transaction. The update on December 19, 2004 was provided in the context of a proposed price having been put forward by KKR.

During the day and well into the nights of December 20 and 21, representatives of KKR and its counsel met with representatives of the Company and its counsel and counsel to the Special Committee on several occasions to negotiate the terms of the Combination Agreement. Counsel for the Special Committee reported at various points over these two days to the Chairman of and to the entire Special Committee on the progress of the negotiations, and received instructions as to the position to take on various matters. Counsel for the Special Committee was particularly focused on the fiduciary out provisions, in order to ensure that there would be an opportunity for other potential acquirors and competing offers to surface.

On December 20, 2004 the Board met late in the afternoon to receive an update with respect to the revised draft Combination Agreement that had been received on the weekend and with respect to the negotiations that had been carried out throughout the day with respect thereto. Messrs. Ambruz and Ulster participated in this Board meeting. The Special Committee met early in the morning on December 21, 2004 to consider the status of the documentation of and other legal matters relating to the proposed transaction and to receive an update from Merrill Lynch with respect to its financial analysis of the proposed transaction. The Special Committee met again on December 21, 2004 to review the status of the proposed transaction including price, size of the termination payment and financing. The Special Committee also reviewed all open issues.

On the morning of December 22, 2004 after discussions with certain members of the Special Committee, Messrs. Crossgrove and Orsino approached KKR representatives including Messrs. Raether and Nuttall to seek an increase in the proposed purchase price. After further negotiations, KKR increased its offer to C$40.20 per Common Share and indicated it was their final offer. Later the same day, the Special Committee met to consider the terms of the transaction as discussed with KKR. The Special Committee was of the view that no price higher than C$40.20 would be obtainable from KKR. Merrill Lynch provided its report to the Special Committee and concluded by delivering to the Special Committee its oral opinion, subsequently confirmed in writing as of the same date, that, as of that date, and based upon and subject to the various factors, assumptions and limitations set forth in the Merrill Opinion, the consideration to be received by the Shareholders pursuant to the transaction is fair, from a financial point of view, to the Shareholders. Based upon all relevant factors they considered material, including the opinion of Merrill Lynch, the Special Committee concluded that the transaction is fair to Shareholders other than Senior Management and in the best interests of Masonite and determined unanimously to recommend to the Board that the Board approve the transaction and that the Board recommend that Shareholders vote in favour of the Arrangement Resolution.

The Board met on December 22, 2004 immediately following the meeting of the Special Committee to receive a summary of the Combination Agreement, an update on the price to be offered under the Arrangement and the recommendation of the Special Committee described above. Messrs. Ambruz and Ulster also participated in this meeting, along with legal advisors to the Company and the Special Committee. After careful consideration of the Special Committee’s conclusions, the opinion of Merrill Lynch as to the fairness, from a financial point of view, of the consideration to be received by the Shareholders pursuant to the Arrangement, the advice of legal counsel to the Board and the Special Committee and the other factors considered by the Special Committee, the members of the Board present and voting at the Board meeting concurred with the recommendations of the Special Committee and concluded that the transaction was fair to the Shareholders other than Senior Management and in the best interests of Masonite and the Shareholders and resolved to recommend that Shareholders vote in favour of the Arrangement Resolution. At such meeting, Philip Orsino, the President and Chief Executive Officer of Masonite, declared his interest with respect to the Arrangement and abstained from voting. The Board unanimously recommends that the Shareholders vote in favour of the Arrangement Resolution.

After the close of markets on December 22, 2004, the Combination Agreement was signed and a press release was issued.

Position of the Special Committee as to Fairness

In reaching its conclusion that the Arrangement is substantively fair to the Shareholders other than Senior Management, and that the Arrangement is in the best interests of Masonite, the Special Committee considered and relied upon a number of factors including the following:

•	their understanding of the Company and its industry and their assessment that while the Company has experienced favourable growth in EBITDA, net income and share price over the past several years, there is no guarantee of the future prospects of the Company, and many factors beyond the Company’s control may affect the Company’s future rate of growth including the consolidation in the Company’s major North American and Western European markets, higher input costs, a cyclical stabilization or slowdown in the housing industry and the higher business and execution risks associated with the Company’s growth in emerging markets, any of which may negatively impact the Company’s future sales and earnings. See ‘‘Reasons for the Arrangement – From Masonite’s Perspective’’;

•	the Merrill Opinion to the effect that, as of the date of the Merrill Opinion, and based upon and subject to the various factors, assumptions and limitations set forth therein, the C$40.20 per Common Share consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders;

•	the consideration payable under the Arrangement represents a 21.25% premium over the volume weighted-average trading price for the Common Shares on the TSX for the 60 trading days ended December 21, 2004 and a 15.68% premium over the closing price per Common Share on the TSX on December 21, 2004, the last trading day before the Arrangement was publicly announced. It also exceeds the highest price at which the Common Shares traded on the TSX prior to the date of the announcement of the transaction and represents a premium of 33.81% over the 52 week intraday low price of the Common Shares on the TSX (the Special Committee used the 52 week intraday low price of the Common Shares on the TSX in order to compare the consideration payable under the Arrangement to the lowest trading price of the Common Shares on the TSX during the 52-week period);

•	the consideration payable under the Arrangement is 26% higher than the highest purchase price the Company paid in purchases of Common Shares, as described under ‘‘Purchases and Sales of Common Shares’’;

•	the consideration pursuant to the Arrangement will be paid entirely in cash which provides certainty of value; and

•	the track record of KKR for success in completing similar transactions.

The Special Committee believes the Arrangement is procedurally fair to the Shareholders other than Senior Management because:

•	the Special Committee, which was essentially acting on behalf of and for the benefit of the Shareholders other than Senior Management, was established and settled with KKR the key terms of the Combination Agreement, oversaw the negotiation of the other terms of the Combination Agreement and the Arrangement and ultimately concluded that the Arrangement is fair to the Shareholders other than Senior Management;

•	the Special Committee retained independent financial and legal advisors;

•	the Arrangement Resolution will be subject to the approval of at least (i) two-thirds of the votes cast by Shareholders present in person or by proxy at the Meeting and (ii) a majority of the votes cast by Shareholders present in person or by proxy at the Meeting, excluding votes in respect of Common Shares held by Senior Management;

•	completion of the Arrangement will be subject to a determination as to its fairness by the Court;

•	registered Shareholders who do not vote in favour of the Arrangement will have the right to require a judicial appraisal of their Common Shares and obtain ‘‘fair value’’ pursuant to the exercise of the Dissent Rights; and

•	the Combination Agreement provides Masonite with the ability to consider other Acquisition Proposals and to terminate the Combination Agreement in order to recommend, approve or accept a Superior Proposal that would result in a transaction more favourable to Shareholders than the terms under the Arrangement, subject to certain conditions including the payment of the Termination Payment (which in the view of the members of the Special Committee is low at 1.25% of the equity value of the transaction or C$0.50 per Common Share and unlikely to deter a serious competing bidder from coming forward).

Despite the fact that the Arrangement is not subject to the approval of a majority of the holders of all of the outstanding Common Shares (as opposed to the majority of the votes cast) other than Common Shares held by Senior Management, and in light of the procedural safeguards set forth above, the Special Committee concluded that the transaction was procedurally fair to the Shareholders other than Senior Management.

The Special Committee did not consider the liquidation value of Masonite’s assets in evaluating the fairness of the consideration to be received pursuant to the Arrangement because the Special Committee considers Masonite to be a viable going concern and views the trading history of Masonite’s Common Shares as an indication of its value as such. The Special Committee believes that the liquidation value would be significantly lower than Masonite’s value as a viable going concern and that, due to the fact that the Company is being sold as a going concern, the liquidation value of the Company is irrelevant to a determination as to whether the Arrangement is fair to the Shareholders other than Senior Management. The Special Committee considered that the transaction price represented a multiple of 2.2 times Masonite’s reported book value per Common Share as at September 30, 2004 but did not consider book value to be especially relevant to a determination of the fairness of the Arrangement to the Shareholders other than Senior Management. Book value is purely historical in nature and not forward-looking and, therefore, the Special Committee did not consider it to be indicative of the Company’s value.

In its consideration of the fairness of the consideration to be received pursuant to the Arrangement, the Special Committee adopted the financial analyses of Merrill Lynch in their entirety and relied, in part, on the Merrill Opinion as to the fairness of the consideration, from a financial point of view, to all Shareholders of the Company. As the Senior Management of the Company owns less than 1% of the outstanding Common Shares, the Special Committee has concluded that the Merrill Opinion, which states the consideration to be received by all Shareholders in the Arrangement is fair from a financial point of view, is equally applicable in determining that the consideration to be received by the Shareholders is fair from a financial point of view to the Shareholders other than Senior Management. Furthermore, neither the Special Committee nor Merrill Lynch gave any consideration, with respect to the fairness of the consideration to be received in the Arrangement, to Senior Management other than as shareholders of the Company receiving C$40.20 per share.

Position of the Board as to Fairness

In adopting the Special Committee’s recommendations and concluding that the Arrangement is substantively and procedurally fair to the Shareholders other than Senior Management and that the Arrangement is in the best interests of the Company, the Board considered and relied upon the same factors and considerations that the Special Committee relied upon, as described above and adopted the Special Committee’s analyses in their entirety.

The foregoing discussion of the information and factors considered and given weight by the Special Committee and the Board is not intended to be exhaustive but is believed to include all material factors considered by the Special Committee and the Board. In addition, in reaching the determination to approve and recommend the Arrangement, neither the Special Committee nor the Board assigned any relative or specific weights to the foregoing factors which were considered, and individual directors may have given different weights to different factors. The Special Committee is, however, unanimous in its recommendation that the Board approve the Arrangement and the Board is unanimous in its recommendation that the Shareholders vote in favour of the Arrangement Resolution.

In its consideration of the fairness of the consideration to be received pursuant to the Arrangement, the Board relied, in part, on the Merrill Opinion as to the fairness of the consideration, from a financial point of view, to all Shareholders of the Company. As the Senior Management of the Company owns less than 1% of the outstanding Common Shares, the Board has concluded that the Merrill Opinion, which states the consideration to be received by all Shareholders in the Arrangement is fair from a financial point of view, is equally applicable in determining that the consideration to be received by the Shareholders is fair from a financial point of view to the Shareholders other than Senior Management. Furthermore, neither the Board nor Merrill Lynch gave any consideration, with respect to the fairness of the consideration to be received in the Arrangement, to Senior Management other than as shareholders of the Company receiving C$40.20 per share.

In adopting the analyses of Merrill Lynch, the Board was aware of the fact that given the nature of KKR’s business and the large number of its affiliates, most, if not all, potential financial advisors with qualifications, expertise and reputation similar to those of Merrill Lynch most likely had in the past provided financial and/or advisory services to KKR and/or its affiliates similar to the services provided by Merrill Lynch and had received similar fees for rendering such services. The Board did not consider Merrill Lynch’s prior relationship with KKR and/or its affiliates, including the fact that Merrill Lynch has received compensation from such persons, to be material in the context of this transaction and concluded that Merrill Lynch would be independent for the purposes of providing its financial advice.

To the knowledge of Masonite, after reasonable inquiry, there are no ‘‘prior valuations’’ (within the meaning of that term under applicable securities laws) of Masonite or any of its material assets or securities which were prepared by or for Masonite within the 24 months preceding the date hereof.

Opinion of Merrill Lynch

The Special Committee retained Merrill Lynch to act as its financial advisor with respect to the Arrangement. As part of the engagement, the Special Committee requested that Merrill Lynch evaluate the fairness, from a financial point of view, of the consideration to be received by the Shareholders pursuant to the Arrangement. On December 22, 2004, Merrill Lynch delivered its oral opinion to the Special Committee, subsequently confirmed in writing as of the same date, that, as of that date, and based upon and subject to the various factors, assumptions and limitations set forth in the Merrill Opinion, the consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders.

The full text of the Merrill Opinion, which sets forth the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Merrill Lynch in rendering its opinion, is attached as Appendix F to the Circular and is incorporated herein by reference. The following summary of the Merrill Opinion does not purport to be a complete description of the analyses performed or the analyses underlying the Merrill Opinion and is qualified in its entirety by reference to the full text of the opinion. The Shareholders are urged to read the Merrill Opinion in its entirety. The Merrill Opinion was provided for the use and benefit of the Special Committee and the Board and was directed only to the fairness, from a financial point of view, of the consideration to be received by the Shareholders pursuant to the Arrangement. The Merrill Opinion does not address the merits of the underlying decision by Masonite to enter into the Combination Agreement or the Arrangement and does not constitute, nor should it be construed as, a recommendation to any Shareholder as to how such Shareholder should vote on the Arrangement Resolution or any related matter. Although Merrill Lynch evaluated the fairness, from a financial point of view, of the consideration to be received by the Shareholders pursuant to the Arrangement, Merrill Lynch was not requested to recommend, and did not recommend, the specific consideration payable to the Shareholders pursuant to the Arrangement, which consideration was determined through negotiations between Masonite and KKR and was approved by the Board.

In arriving at its opinion, Merrill Lynch, among other things:

•	reviewed certain publicly available business and financial information relating to Masonite that Merrill Lynch deemed to be relevant;

•	reviewed certain information, including financial projections, relating to the business, earnings, cash flow, assets, liabilities and prospects of Masonite furnished to Merrill Lynch by Masonite;

•	conducted discussions with members of senior management and representatives of Masonite concerning the matters described in the preceding two clauses;

•	reviewed the market prices and valuation multiples for the Common Shares and compared them with those of certain publicly traded companies that Merrill Lynch deemed to be relevant;

•	reviewed the results of operations of Masonite and compared them with those of certain publicly traded companies that Merrill Lynch deemed to be relevant;

•	compared the proposed financial terms of the Arrangement with the financial terms of certain other transactions that Merrill Lynch deemed to be relevant;

•	participated in certain discussions with representatives of the Special Committee with regard to the Arrangement;

•	reviewed a draft dated December 22, 2004 of the Combination Agreement; and

•	reviewed such other financial studies and analyses and took into account such other matters as Merrill Lynch deemed necessary, including Merrill Lynch’s assessment of general economic, market and monetary conditions.

In preparing its opinion, Merrill Lynch assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to it, discussed with or reviewed by or for it, or publicly available, and Merrill Lynch did not assume any responsibility for independently verifying that information or undertake an independent evaluation or appraisal of any of the assets or liabilities of Masonite, was not furnished with any such evaluation or appraisal, nor did it evaluate the solvency or fair value of Masonite under any state or federal laws relating to bankruptcy, insolvency or similar matters. In addition, Merrill Lynch did not assume any obligation to conduct, nor did it conduct, any physical inspection of Masonite’s properties or facilities. With respect to the financial forecast information furnished to or discussed with Merrill Lynch by Masonite, Merrill Lynch assumed that it had been reasonably prepared and reflected the best then available estimates and judgment of Masonite’s management as to the expected future financial performance of Masonite. Merrill Lynch also assumed that the final form of the Combination Agreement would be substantially similar to the last draft reviewed by Merrill Lynch.

The Merrill Opinion was necessarily based upon market, economic and other conditions as they existed and could be evaluated on, and on the information made available to Merrill Lynch as of, the date of the Merrill Opinion.

In connection with the preparation of its opinion, Merrill Lynch did not solicit third-party indications of interest for the acquisition of all or any part of Masonite.

The following is a summary of the material financial and comparative analyses performed by Merrill Lynch in arriving at its opinion. Some of the summaries of financial analyses include information presented in tables. In order to fully understand the financial analyses performed by Merrill Lynch, the tables must be read together with the accompanying text of each summary. The tables alone do not constitute a complete description of the financial analyses, including the methodologies and assumptions underlying the analyses, and viewed in isolation could create a misleading or incomplete view of the financial analyses performed by Merrill Lynch.

Historical Stock Price Analysis. Merrill Lynch analyzed the intraday high and intraday low stock prices of Masonite on the TSX for the 52 weeks ending December 21, 2004, which were C$38.49 and C$29.37, respectively.

Comparable Public Companies Analysis. Using publicly available information, Merrill Lynch reviewed and compared certain financial and stock market information for Masonite with the following North American building products companies:

•	American Standard Companies, Inc.

•	American Woodmark Corporation

•	The Black & Decker Corporation

•	ElkCorp

•	Fortune Brands, Inc.

•	Jacuzzi Brands, Inc.

•	Masco Corporation

•	Mohawk Industries, Inc.

•	Royal Group Technologies Limited

•	The Sherwin-Williams Company

•	The Stanley Works

These comparable companies were chosen because they are publicly traded companies with operations that for purposes of this analysis may be considered reasonably similar to Masonite. For each of these comparable companies, Merrill Lynch calculated enterprise value as a multiple of earnings before interest, taxes, depreciation and amortization, or EBITDA, for the latest 12-month period, referred to in this section as the LTM EBITDA multiples. Merrill Lynch also calculated the market price per share of common stock for each comparable company as a multiple of estimated 2005 earnings per share, referred to in this section as the 2005 P/E multiples.

For purposes of calculating the LTM EBITDA multiples, Merrill Lynch calculated the enterprise value for each of the comparable companies as the sum of the market value of equity, the short and long term debt, any preferred equity and minority interest, less cash and marketable securities. For purposes of calculating the 2005 P/E multiples, Merrill Lynch utilized the closing stock price for each comparable company on December 21, 2004 and its calendar year 2005 consensus earnings per share estimates as reported by First Call Corporation as of December 21, 2004 or, if consensus estimates were unavailable, from street research.

Merrill Lynch calculated implied equity values per Common Share by applying LTM EBITDA multiples to Masonite’s latest 12-month EBITDA and by applying 2005 P/E multiples to Masonite’s 2005 earnings per share, as reported by First Call Corporation as of December 21, 2004. In this analysis, Merrill Lynch applied LTM EBITDA multiples ranging from 7.5x to 8.5x and 2005 P/E multiples ranging from 9.5x to 11.5x. These multiples reflect a discount to the multiples for the comparable companies in light of the fact that Masonite has historically traded at a discount to its U.S. peers due, among other things, to Masonite’s size, liquidity and limited U.S. research coverage. The following table presents the ranges of equity values per Common Share implied by this analysis, as compared with the consideration of C$40.20 per Common Share payable pursuant to the Arrangement:

Implied Equity Value per Common Share
	Low		High
LTM EBITDA	C$28.98		C$34.95
2005 P/E	C$31.65		C$38.31
Consideration per Common Share		C$40.20

None of the selected comparable companies listed above and used in the foregoing analysis is identical to Masonite. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the public trading value of Masonite and the comparable companies.

Comparable Transactions Analysis. Using publicly available information, Merrill Lynch reviewed information relating to the following 25 transactions in the North American building products industry that it deemed relevant:

Date Announced	Acquiror(s):	Target:
November 2004	Apollo Management LP	Goodman Global Holdings Inc.
September 2004	Headwaters Incorporated	Tapco Holdings, Inc.
August 2004	Techtronic Industries Co. Ltd.	Milwaukee Electric Tool Corp.
August 2004	Consorcio Comex SA de CV	Professional Paint Inc.
July 2004	Ply-Gem Industries, Inc.	MW Manufacturers, Inc.
July 2004	The Black & Decker Corporation	Tools Group of Pentair Inc.
July 2004	Thomas H. Lee Partners, L.P.	Nortek Holdings, Inc.
March 2004	J.W. Childs Associates, L.P.	MAAX
February 2004	Code Hennessy & Simmons LLC	The Hillman Companies, Inc.
December 2003	Nobia	Gower Group
December 2003	Kenner & Company, Inc.;	Atrium Companies, Inc.
UBS Capital Americas; and
Merrill Lynch Global Private Equity
December 2003	Masonite International Corporation	Residential Entry Door Business of
The Stanley Works
December 2003	Caxton-Iseman Capital, Inc.	Ply-Gem Industries, Inc.
November 2003	Fortune Brands, Inc.	Therma-Tru Corp.
September 2003	Saunders Karp & Megrue; and	Norcraft Companies, L.L.C.
Trimaran Capital Partners
July 2003	The Black & Decker Corporation	Baldwin Hardware and Weiser Lock
Businesses of Masco Corporation
April 2002	Kelso & Company, L.P.	Nortek, Inc.
April 2002	Fortune Brands, Inc.	The Omega Group
April 2002	Harvest Partners	Associated Materials Inc.

Date Announced	Acquiror(s):	Target:
March 2002	Door Holding A/S	Vest-Wood A/S
November 2001	Mohawk Industries, Inc.	Dal-Tile International Inc.
July 2001	Kohler Co.	Caradon Mira
June 2001	Masco Corporation	Milgard Manufacturing Inc.
April 2001	BC Partners	Sanitec Corporation
March 2001	SPX Corp.	United Dominion Industries Ltd.

For the selected comparable transactions, Merrill Lynch calculated multiples of total transaction value to EBITDA of the acquired businesses for the latest 12-month periods preceding the acquisition announcements, referred to in this section as the LTM EBITDA multiples. Merrill Lynch also calculated multiples of equity values for the acquired businesses to one-year forward earnings for the relevant transaction, referred to in this section as the forward P/E multiples.

Merrill Lynch calculated implied equity values per Common Share by applying LTM EBITDA multiples ranging from 7.0x to 9.0x and forward P/E multiples ranging from 11.0x to 13.0x to Masonite’s latest 12-month EBITDA and estimated 2005 earnings per Common Share, as reported by First Call Corporation as of December 21, 2004, respectively. The following table presents the ranges of equity values per Common Share implied by this analysis as compared with the consideration of C$40.20 per Common Share:

Implied Equity Value per Common Share
	Low		High
LTM EBITDA	C$26.00		C$37.93
Forward P/E	C$36.65		C$43.31
Consideration per Common Share		C$40.20

Discounted Cash Flow Analysis. Merrill Lynch performed a discounted cash flow analysis of the projected after-tax, unlevered free cash flows of Masonite. For purposes of Merrill Lynch’s analysis, after-tax unlevered free cash flow is defined as operating cash flow after changes in working capital, capital spending and taxes are taken into account. This analysis was based on projections for the fiscal years 2005 through 2009 prepared by Masonite’s management and approved by the Board on December 9, 2004.

Merrill Lynch calculated implied equity values per Common Share by utilizing discount rates ranging from 9% to 11% and terminal value multiples of estimated 2009 EBITDA ranging from 7.0x to 8.0x. Using the same discount rates, Merrill Lynch also calculated implied equity values per Common Share utilizing perpetual growth rates ranging from 1.5% to 2.5% to estimate the terminal value. The following table presents the ranges of implied equity values per Common Share implied by these analyses as compared with the consideration of C$40.20 per Common Share:

Implied Equity Value per Common Share
	Low		High
EBITDA multiple method	C$37.56		C$49.99
Perpetuity growth rate method	C$30.91		C$55.77
Consideration per Common Share		C$40.20

Leveraged Buyout Analysis. Using financial projections provided by Masonite’s management for the years 2005 to 2009 and approved by the Board on December 9, 2004, Merrill Lynch conducted an analysis of the range of values that a financial sponsor could pay for Masonite while realizing a targeted internal rate of return on its equity investment of approximately 20% to 25%. To determine the financial sponsor internal rate of return, Merrill Lynch calculated the rate of return on an equity investment made to purchase Masonite on January 1, 2005 compared to the projected equity values of Masonite on December 31, 2007, December 31, 2008 and December 31, 2009. These projected equity values were estimated based on multiples of enterprise value to EBITDA for the latest 12-month period of 7.0x to 9.0x and on multiples of price to one-year forward earnings of 11.0x to 15.0x. Based upon the foregoing analysis, Merrill Lynch determined an implied value per Common Share of C$37.00 to C$46.00.

Canadian Income Trust Conversion Analysis. Merrill Lynch has been advised by Masonite management of management’s belief that there are structural and tax impediments with respect to a conversion of Masonite to a Canadian income trust. Merrill Lynch’s performance of the analysis summarized in this section does not purport to indicate that such a conversion would be possible. In particular, Merrill Lynch did not consider whether a conversion of Masonite to a Canadian income trust would be feasible in light of any potential tax or structuring impediments or any potential adverse tax implications to the Shareholders as a result of such conversion. Using financial projections provided by Masonite’s management for the fiscal year ended 2004 and approved by the Board on December 9, 2004, Merrill Lynch calculated the implied equity value per Common Share assuming a conversion of Masonite to a Canadian income trust. In this analysis, Merrill Lynch divided distributable free cash flow by the estimated free cash flow yield. Merrill Lynch calculated distributable free cash flow as EBITDA, less capital expenditures, cash interest, cash taxes and an annual holdback, which was assumed to be 10%. Merrill Lynch assumed distributable free cash flow yields of approximately 8% to 10%, based on 2004 yields for selected publicly traded diversified business and industrial income funds. Based upon the foregoing analysis, Merrill Lynch determined an implied value per Common Share of C$36.79 to C$46.42. In performing this analysis, Merrill Lynch did not consider any possible adverse impact that a conversion of Masonite to a Canadian income trust might have on Masonite’s trading range over the short term.

The preparation of a fairness opinion is a complex and analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Merrill Lynch used the methodologies summarized above because it deemed those valuation methodologies to be the most relevant and appropriate in connection with the preparation of its opinion. In arriving at its opinion, Merrill Lynch considered the results of all analyses and did not attribute any particular weight to any analysis or factor considered by it. Merrill Lynch made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all such analyses. While each factor set forth above is separate, Merrill Lynch believes that its analyses must be considered as a whole and that selecting portions of its analyses or of the summary set forth above, without considering all analyses, would create an incomplete view of the process underlying its opinion.

In performing its analyses, Merrill Lynch made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Merrill Lynch or Masonite. Any estimates contained in the analyses performed by Merrill Lynch are not necessarily indicative of actual values or future results, which may be significantly more or less favourable than suggested by such analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty. In addition, as described above, the Merrill Opinion was among several factors taken into consideration by the Special Committee and the Board in making their determination to approve the Combination Agreement. Consequently, the analyses performed by Merrill Lynch described above should not be viewed as determinative of the decision of the Special Committee or the Board with respect to its recommendation of the Arrangement or the fairness of the consideration to be received by the Shareholders pursuant to the Arrangement.

Merrill Lynch is an internationally recognized investment banking and advisory firm. As part of its investment banking business, Merrill Lynch is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The Special Committee retained Merrill Lynch based on Merrill Lynch’s qualifications, expertise and reputation.

Merrill Lynch has, in the past, provided financial advisory and financing services to Masonite and/or its affiliates and may continue to do so, and Merrill Lynch has received, and may receive, fees for the rendering of such services. Merrill Lynch in the past has also provided financial advisory and financing services to KKR and/or its affiliates and has received fees for the rendering of such services. During the past two years, the services provided by Merrill Lynch to KKR and/or its affiliates included underwriting services in connection with equity and debt offerings, services related to credit and financing matters and financial advisory services in connection with a divestiture by an affiliate of KKR. Merrill Lynch estimates that the aggregate compensation paid by KKR and/or its affiliates to Merrill Lynch in the past two years in connection with the services described above represents approximately 0.09% of Merrill Lynch’s consolidated net revenues for that time period, or approximately US$39.6 million. KKR has advised Merrill Lynch that, from time to time, KKR and/or its affiliates use the services of various investment banks such as Merrill Lynch to perform services such as those described above. KKR has also advised Merrill Lynch that, over the past two years, KKR estimates that less than 5% of the aggregate fees paid to investment banks by KKR and/or its affiliates were paid to Merrill Lynch.

In the ordinary course of business, Merrill Lynch may actively trade the Common Shares of Masonite and other securities of Masonite for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

Pursuant to an engagement letter dated December 6, 2004, between Masonite and Merrill Lynch, Masonite paid Merrill Lynch an engagement fee of C$100,000 upon execution of the engagement letter and an additional fee of C$900,000 upon Merrill Lynch’s confirmation to the Special Committee that it was prepared to deliver its opinion. Merrill Lynch is entitled to receive additional transaction fees of up to 5% of any additional value above C$40.20 per Common Share, based on fully diluted equity value, to be received pursuant to any alternative transaction. Specifically, Merrill Lynch is entitled to receive an additional transaction fee of 3.75%

of any additional value above C$40.20 per Common Share, based on fully diluted equity value, to be received from KKR or pursuant to any unsolicited alternative transaction. Merrill Lynch may also receive an additional fee of up to C$1.0 million, to be paid at the sole discretion of the Board. Currently, no formal criteria have been established with respect to the payment of this discretionary fee, and no determination has been made by the Board in this regard. Merrill Lynch has been advised by Masonite that the Board will make its determination with respect to the C$1.0 million fee immediately prior to the closing of the transaction, based on the Board’s assessment of Merrill Lynch’s overall performance in connection with the transaction. Masonite has agreed to reimburse Merrill Lynch for its reasonable out-of-pocket expenses incurred in connection with its engagement, including fees and disbursements of its legal counsel, and to indemnify Merrill Lynch and its affiliates against certain losses, claims, damages, liabilities and expenses related to or arising out of the performance by Merrill Lynch of services under its engagement.

Masonite’s Financial Models and Projections

Contemporaneously with KKR’s consideration of a possible transaction, management of Masonite prepared a number of cases modelling or projecting future operating performance of the Company over the next five years. Masonite does not typically prepare five year financial projections. Moreover, Masonite does not, as a matter of course, make public any projections as to future financial performance or earnings. The financial models and projections set forth below are included in this Circular solely because the information was provided to the Board, Merrill Lynch and, in some cases, KKR and was considered by the Board in connection with its recommendation to the Shareholders regarding the Arrangement. See ‘‘– History of Discussions Between Masonite and KKR’’ above. The information presented below was prepared without specific reference to the Arrangement and, as such, the information below does not give effect to the Arrangement or the financing thereof.

The models and projections described below were not prepared for public disclosure or in compliance with the Ontario Securities Commission policies or the guidelines regarding projections of the Canadian Institute of Chartered Accountants, the SEC or the American Institute of Certified Public Accountants. The information below is subjective in many respects and is thus susceptible to various interpretations. Because the earnings estimate information is subject to significant economic and competitive uncertainties and contingencies beyond Masonite’s control, such as levels of interest rates, currency exchange, housing starts, consumer spending and raw materials prices, to name a few, it is also subject to periodic revision based on actual experience and business developments. Therefore, actual earnings results may ultimately be either significantly higher or lower than those set forth below. Neither Masonite’s auditors nor any other independent public accountants have compiled, examined or performed any procedures with respect to the financial information contained below in this section. In addition, Masonite’s auditors have not expressed any opinion or any other form of assurance with respect to this information or its achievability, and assume no responsibility for, and disclaim any association with, this information. The inclusion of this information should not be regarded as an indication of definitive future results, as models and projections, by their nature and as stated above, are subject to many uncertainties and contingencies beyond Masonite’s control.

After presentations by and discussions with management, the Board and the Special Committee concurred with management’s view that Case No. 4 contained the most realistic assumptions in respect of the future financial performance of Masonite.

In preparing Case No. 4, management made the following assumptions:

•	unit and sales growth assumptions, including:

(i)	an anticipated cyclical stabilization or slowdown in the housing industry;

(ii)	a negative effect from a weak U.S. dollar on the competitive position of certain of Masonite’s non-U.S. operations;

(iii)	a negative impact from recent increases in energy prices and other input prices;

(iv)	a reduction in revenue growth rates for the Company compared to recent historical results caused by the consolidation in the Company’s major North American and Western European markets, the Company’s existing large revenue base compared with historical revenues and by the expectation that future growth will come from emerging markets in Central and Eastern Europe and Asia; and

(v)	declining relative influence of future acquisitions given the Company’s current large size;

•	operating cost savings and margin expansion through continuous improvements of processes and operating efficiencies;

•	a gradual increase in tax rates due to increasing revenues from higher tax jurisdictions; and

•	all excess cash flow being used to effect acquisitions and reduce debt.

The chart below is excerpted from Case No. 4 provided to the Board, Merrill Lynch and KKR.

	2005		2006		2007		2008		2009
					(in millions)
Sales	US$	2,446.9	US$	2,546.9	US$	2,711.6	US$	2,905.1	US$	3,122.7
EBITDA	US$	332.4	US$	359.8	US$	396.6	US$	437.3	US$	488.3
Net Income	US$	151.7	US$	162.0	US$	185.5	US$	209.9	US$	243.3
Capital Expenditures	US$	70.0	US$	80.0	US$	90.0	US$	100.0	US$	110.0
Acquisitions	US$	100.0	US$	100.0	US$	100.0	US$	100.0	US$	100.0

Management prepared two models (Case Nos. 1 and 2) which were provided to KKR in October 2004. These models were designed to show the effects of certain hypothetical assumptions regarding annual sales growth and cost savings and did not take into account other relevant factors relating to the Company’s future business and prospects such as (i) the difficulty of achieving cost savings in light of increasing input costs, (ii) a cyclical stabilization or slowdown in the housing industry and (iii) the effect of future acquisitions. These models, together with a third model (Case No. 3) based on different assumptions, were provided to the Board on October 20, 2004. Case Nos. 1, 2 and 3 did not contemplate any future acquisitions. Subsequently, management prepared two financial projections – Case Nos. 4 and 5. Case No. 4 was provided to KKR. Case Nos. 4 and 5 contemplated future acquisitions and contained estimates as to future growth in sales and cost savings.

Case No. 1 assumes no stabilization or slowdown in the housing industry throughout the five-year period and sales growth of 11% in 2005 and 6% per annum from 2006 to 2009. Case No. 1 indicated 2005 sales of US$2,445.9 million and EBITDA of US$345.8 million and indicated 2009 sales of US$3,087.9 million and EBITDA of US$579.2 million. Case No. 2 illustrates stabilization or slowdown in the housing industry, sales growth of 11% in 2005, no sales growth in 2006 and sales growth of 4%, 5% and 6%, respectively, in the following three years. Case No. 2 indicated 2005 sales of US$2,445.9 million and EBITDA of US$345.8 million and indicated 2009 sales of US$2,831.5 million and EBITDA of US$490.6 million. Case No. 3 assumes sales growth at one half of that in Case No. 2. Case No. 3 indicated sales in 2005 of US$2,325.2 million and EBITDA of US$296.8 million and indicated sales in 2009 of US$2,504 million and EBITDA of US$345.5 million. Case No. 5 is similar to Case No. 4, including stabilization or slowdown in the housing industry, with slight downward revisions to assumed sales growth in each of the last three years and to assumed cost savings in all years. Case No. 5 has projected 2005 sales of US$2,446.9 million and EBITDA of US$329.3 million and projected 2009 sales of US$3,102.1 million and EBITDA of US$465.0 million.

Position of the Executive Signatories as to Fairness

Each of the Executive Signatories believes the Arrangement is substantively fair to the Shareholders other than Senior Management for many of the same reasons as the Special Committee and the Board. The Executive Signatories did not undertake a formal evaluation of the fairness of the Arrangement or engage a financial advisor for such purposes. Although the Merrill Opinion was specifically not prepared for the Executive Signatories and they are not entitled to rely on it, the Executive Signatories adopted the conclusions of Merrill Lynch and believe that the C$40.20 cash consideration is a fair price for the Common Shares. Furthermore, as described under ‘‘– Position of the Special Committee as to Fairness’’, ‘‘– Position of the Board as to Fairness’’ and ‘‘Position of the Stile Affiliates as to Fairness’’, the consideration offered to Shareholders represents a significant premium over the closing price of the Common Shares on the TSX on the day prior to the announcement of the Arrangement and in the 60 trading days leading up to such announcement and is substantially more than the prices at which Masonite has purchased its Common Shares in the past two years, which also supports the Executive Signatories’ belief that the Arrangement is substantively fair to the Shareholders other than Senior Management.

In addition, the Executive Signatories consider the Arrangement to be procedurally fair to the Shareholders other than Senior Management for the following reasons:

•	the Special Committee, which was essentially acting on behalf of and for the benefit of the Shareholders other than Senior Management, was established and settled with KKR the key terms of the Combination Agreement, oversaw the negotiation of the other terms of the combination Agreement and the Arrangement and ultimately concluded that the Arrangement is fair to the Shareholders other than Senior Management and in the best interests of Masonite;

•	the Arrangement must be approved by at least two-thirds of the votes cast by Shareholders at the Meeting and by at least a majority of the votes cast by Shareholders excluding votes in respect of Common Shares held by Senior Management;

•	the Special Committee retained and was advised by independent legal counsel and an independent financial advisor, Merrill Lynch;

•	completion of the Arrangement will be subject to a determination as to its fairness by the Court;

•	registered Shareholders have the ability to exercise the Dissent Rights if they do not vote in favour of the Arrangement; and

•	the Combination Agreement provides Masonite with the ability to terminate the agreement in order to recommend, approve or accept a Superior Proposal that would, if completed, result in a transaction more favourable to Masonite’s Shareholders from a financial point of view than the Arrangement, subject to certain conditions, including the payment of the Termination Payment, which the Executive Signatories believe is at the low end of the range for transactions of this type.

Despite the fact that the Arrangement is not subject to the approval of a majority of the holders of all of the outstanding Common Shares (as opposed to the majority of the votes cast) other than Common Shares held by Senior Management, and in light of the procedural safeguards set forth above, the Executive Signatories concluded that the transaction was procedurally fair to the Shareholders other than Senior Management.

The Executive Signatories did not consider the liquidation value of Masonite’s assets in evaluating the fairness of the consideration to be received pursuant to the Arrangement because the Executive Signatories consider Masonite to be a viable going concern and view the trading history of the Common Shares as an indication of Masonite’s value. In the view of the Executive Signatories, the liquidation value of Masonite would be significantly lower than its value as a going concern. Due to the fact that Masonite is being sold as a going concern, the liquidation value of the Company is not relevant to a determination as to the fairness of the Arrangement. The Executive Signatories also considered that the transaction price represents a multiples of 2.2 times Masonite’s reported book value per Common Share as at September 30, 2004 although, because book value is purely historical in nature, the Executive Signatories did not consider this measure to be relevant to a determination as to the fairness of the Arrangement.

In adopting the analyses of Merrill Lynch, the Executive Signatories were aware of the fact that given the nature of KKR’s business and the large number of its affiliates, most, if not all, potential financial advisors with qualifications, expertise and reputation similar to those of Merrill Lynch most likely had in the past provided financial and/or advisory services to KKR and/or its affiliates similar to the services provided by Merrill Lynch and had received similar fees for rendering such services. The Executive Signatories did not consider Merrill Lynch’s prior relationship with KKR and/or its affiliates, including the fact that Merrill Lynch has received compensation from such persons, to be material in the context of this transaction and concluded that Merrill Lynch would be independent for the purposes of providing its financial advice.

The foregoing discussion of the information and factors considered and given weight by the Executive Signatories in connection with the fairness of the Arrangement is not intended to be exhaustive but is believed to include all material factors considered by the Executive Signatories. The Executive Signatories did not assign any relative or specific weights to the foregoing factors which were considered, and individuals may have given different weights to different factors.

Position of the Stile Affiliates as to Fairness

While the Stile Affiliates believe that the Arrangement is fair to the Shareholders of Masonite other than Senior Management, KKR attempted to negotiate the terms of a transaction that would be most favourable to it, and not to the Shareholders of Masonite, and, accordingly, did not negotiate the Combination Agreement with a goal of obtaining terms that were fair to such Shareholders. The Shareholders of Masonite were, as described elsewhere in this Circular, represented by the Special Committee that negotiated with KKR on their behalf, with the assistance of independent legal and financial advisors.

The Stile Affiliates believe that the Arrangement is both substantively and procedurally fair to the Shareholders of Masonite other than Senior Management. However, the Stile Affiliates have not undertaken any formal evaluation of the fairness of the Arrangement to such Shareholders or engaged a financial advisor for such purpose. Moreover, the Stile Affiliates have not participated in the deliberations of the Special Committee or received advice from the Special Committee’s financial advisor.

The belief of the stile Affiliates that the Arrangement is substantively fair to the Shareholders of Masonite other than Senior Management is based on the following factors:

•	the historical results of operations, financial condition, assets, liabilities, business strategy and prospects of Masonite and the nature of the industry in which Masonite competes; in particular, the Stile Affiliates considered the favourable growth in Masonite’s net income over the past few years and its belief, based on trends in macroeconomic indicators and Masonite’s recent results, that the following factors would impact future growth and going concern value: consolidation in Masonite’s major North American and Western European markets, higher input costs, a cyclical stabilization or slowdown in the housing industry and growth in the business of Masonite in emerging markets, including potential costs of doing business in such markets;

•	the conclusions and recommendations of the Special Committee that the Arrangement is fair to the Shareholders other than Senior Management and in the best interests of the Company;

•	notwithstanding that the Merrill Opinion was provided solely for the information and assistance of the Special Committee and that the Stile Affiliates are not entitled to rely on such opinion, the fact that the Special Committee received an opinion from Merrill Lynch stating that, based upon and subject to the various factors, assumptions and limitations set forth in the opinion, as of the date of such opinion, the C$40.20 per share consideration payable pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders;

•	the C$40.20 per share consideration payable in the Arrangement represents a 21.25% premium over the volume weighted-average trading price for the Common Shares on the TSX for the 60 trading days ended December 21, 2004 and a 15.68% premium over the closing price per Common Share on the TSX on December 21, 2004, the last trading day before the proposed Arrangement was publicly announced. It also exceeds the highest price at which the Common Shares traded on the TSX prior to the date of announcement of the transaction;

•	the Arrangement will provide consideration to Masonite’s Shareholders entirely in cash which provides certainty of value;

•	the consideration per Common Share payable under the Arrangement represents a multiple of 9.6 (including transaction fees and expenses) and 9.2 (excluding transaction fees and expenses) times Masonite’s EBITDA for the twelve months ended September 30, 2004;

•	the consideration per Common Share payable under the Arrangement represents a multiple of 14.3 times Masonite’s reported fully-diluted earnings per Common Share for the twelve months ended September 30, 2004; and

•	the fact that Masonite’s repurchases of its Common Shares during the last two years have been at prices substantially below C$40.20 per Common Share.

The belief of the Stile Affiliates that the Arrangement is procedurally fair to the Shareholders of Masonite other than Senior Management is based on the following factors:

•	the Special Committee, which was essentially acting on behalf of and for the benefit of the Company’s Shareholders other than Senior Management, was established and settled with KKR the key terms of the Combination Agreement, oversaw the negotiation of the other terms of the Combination Agreement and the Arrangement and ultimately concluded that the Arrangement is fair to the Shareholders other than Senior Management;

•	the Arrangement is conditioned upon the approval of the Arrangement Resolution by at least two-thirds of the votes cast by Shareholders at the Meeting and by at least a majority of the votes cast by Shareholders at the Meeting excluding votes in respect of Common Shares held by Senior Management (which include the Common Shares held by the Executive Signatories);

•	the Special Committee retained and was advised by independent legal counsel and an independent financial advisor, Merrill Lynch;

•	the Special Committee unanimously concluded that the Arrangement is fair to the Masonite Shareholders other than Senior Management and the Board of Masonite unanimously recommends that Masonite Shareholders vote in favour of the proposed Arrangement Resolution;

•	completion of the Arrangement will be subject to a determination as to its fairness by the Court;

•	the registered holders of Common Shares who do not vote in favour of the Arrangement will have the right to demand a judicial appraisal of their Common Shares and obtain ‘‘fair value’’ if they exercise and perfect their Dissent Rights; and

•	the Combination Agreement provides Masonite with the ability to terminate the Combination Agreement in order to recommend, approve or accept a Superior Proposal that would, if completed, result in a transaction more favourable to Masonite’s Shareholders from a financial point of view than the Arrangement, subject to certain conditions, including the payment of the Termination Payment.

Despite the fact that the Arrangement is not subject to the approval of a majority of the holders of all of the outstanding Common Shares (as opposed to the majority of the votes cast) other than Common Shares held by Senior Management, and in light of the procedural safeguards set forth above, the Stile Affiliates concluded that the transaction was procedurally fair to the Shareholders other than Senior Management.

The Stile Affiliates considered each of the foregoing factors to support its determination as to the fairness of the Arrangement to the Shareholders of Masonite other than Senior Management. They did not find it practicable to assign, nor did they assign, relative weights to the individual factors considered in reaching their conclusion as to the fairness of the Arrangement to such Shareholders.

The liquidation value of Masonite’s assets was not considered in evaluating the substantive fairness of the proposed Arrangement to the Shareholders other than Senior Management. The Stile Affiliates consider Masonite to be a viable going concern. The Stile Affiliates believe that, as a viable going concern, Masonite’s liquidation value would be significantly lower than its valuation as an ongoing operating company and would therefore not provide a useful valuation methodology in determining the substantive fairness of the proposed Arrangement to the Shareholders other than Senior Management. The Stile Affiliates also considered that the consideration per Common Share payable under the Arrangement represents a multiple of 2.2 times Masonite’s reported book value per Common Share as at September 30, 2004. The Stile Affiliates did not consider Masonite’s book value to be material or relevant to a determination of the substantive fairness of the proposed Arrangement to the Shareholders other than Senior Management because of their belief that book value does not accurately reflect the Company’s value in light of the nature of its business and assets. Specifically, the Stile Affiliates believe that Masonite’s book value is not indicative of the Company’s value as an ongoing operating company because book value is purely historical in nature and not forward looking.

The Stile Affiliates based their beliefs regarding the going concern value of Masonite on the Stile Affiliates’ understanding of Masonite’s business and industry, the historical trading history of Masonite’s Common Shares, multiples paid in similar transactions, and the factors affecting Masonite’s prospects described above; however, in making their fairness determination, the Stile Affiliates did not consider a specific going concern value for Masonite as of any particular date. The Stile Affiliates believe that the offer price of C$40.20 per Common Share reflects the going concern value of Masonite based on the factors described above.

In making its determination as to the substantive fairness of the proposed arrangement to the Shareholders other than Senior Management, the Stile Affiliates were not aware of any firm offers during the prior two years by any person for the merger or consolidation of Masonite with another company, the sale or transfer of all or substantially all of Masonite’s assets, or a purchase of Masonite’s securities that would enable the holder to exercise control of the Company.

In considering the analyses of Merrill Lynch, the Stile Affiliates were aware of the fact that given the nature of KKR’s business and the large number of its affiliates, most, if not all, potential financial advisors with qualifications, expertise and reputation similar to those of Merrill Lynch most likely had in the past provided financial and/or advisory services to KKR and/or its affiliates similar to the services provided by Merrill Lynch and had received similar fees for rendering such services. The Stile Affiliates do not consider Merrill Lynch’s prior relationship with KKR and/or its affiliates, including the fact that Merrill Lynch has received compensation from such persons, to be material in the context of this transaction.

The view of the Stile Affiliates as to the fairness of the Arrangement to the Shareholders of Masonite other than Senior Management is not a recommendation to any Shareholder as to how such Shareholder should vote on the Arrangement Resolution. The foregoing discussion of the information and factors considered and weight given by the Stile Affiliates is not intended to be exhaustive but is believed to include all material factors considered by the Stile Affiliates.

REASONS FOR THE ARRANGEMENT

From Masonite’s Perspective

KKR’s proposal that resulted ultimately in the Combination Agreement was initiated by KKR and was not the product of any initiative by Masonite or its Board to sell the Company. At the same time, however, the Board believed that an offer at a fair price from a credible buyer, such as KKR, should be presented to Shareholders for their consideration given the Company’s future prospects and its current stage of development. While the Company has experienced favourable growth in EBITDA, net income and share price over the past several years, there is no guarantee that the rate of growth will continue. Factors that affect the Company’s future rate of growth include the Company’s current size, the consolidation in the Company’s major North American and Western European markets, higher input costs, a cyclical stabilization or slowdown in the housing industry and the higher business and execution risks associated with the Company’s growth in emerging markets. Current expectations in the market that interest rates will rise in the near to medium term may indicate that spending on housing will decline, thereby negatively impacting the Company’s sales. Certain raw materials, such as lumber, steel and petroleum, that Masonite uses to manufacture many of its products or that form an important component of its materials have been increasing in price. Masonite faces uncertainty in its ability to pass on to customers these price increases and thus maintain margins. Finally, it is anticipated that Masonite’s future growth will come to a large extent from the emerging growth markets of Central and Eastern Europe and Asia, principally China, where management believes business and execution risks are greater than in the markets in which the Company presently operates.

In addition, Masonite believes that the structure of the transaction as a statutory arrangement under the OBCA is preferable over other structures for a number of reasons. These include (i) the fact that the Arrangement will allow all Common Shares to be acquired by Stile at the same time, (ii) the fact that it will allow for the completion of the financing of the Arrangement on the Effective Date of the Arrangement instead of prior to the completion of the Arrangement, and (iii) the fact that it will allow the Company to deal with any outstanding Company Options and effect the payment in respect of outstanding RSUs and DSUs pursuant to the Arrangement. The other transaction types considered by the Company, such as structuring the transaction as a take-over bid, did not provide for the same benefits.

In addition, Masonite will benefit from Stile and Stile Holding’s access to capital sources in order to pursue the ongoing business objectives of the Company. In particular, rather than having to access the public markets to raise equity capital, as a private company, Masonite will be able to access additional equity through investments directly from KKR. An investment by KKR may be completed more quickly than a public registration and sale of securities process and therefore will be able to more efficiently accommodate the Company’s changing equity needs. In addition, it is expected that as part of the financing to be put in place at closing, the Company will have a US$350 million revolving credit line which is substantially in excess of Masonite’s existing facilities.

The primary possible detriment to Masonite as a result of the Arrangement is the fact that the Company will be more highly levered following the completion of the Arrangement. Although Masonite recognizes that the significant amount of leverage resulting from the transactions contemplated by the Arrangement will limit the Company’s ability to access the debt markets in the future and increase its leverage, management of Masonite believes that the capital structure of the Company following the closing will provide sufficient flexibility for the Company to meet its ongoing capital needs.

Because Masonite’s Shareholders, other than those employees and officers who invest in Stile Holding, will receive cash in the Arrangement in exchange for their Common Shares, they will no longer benefit from any possible increases in the future earnings, growth and value of Masonite. Another factor that weighed against the proposed transaction was the risk of non-consummation due, for example, to a failure of Stile to obtain the necessary financing, a failure to receive the necessary Court or regulatory approvals or a failure to obtain the required Shareholder approval.

When considered as a whole, the factors described above led the Board to conclude that it was appropriate to consider a sale of the Company in response to a serious approach from a well-financed buyer, provided the price was fair to Shareholders other than Senior Management. As discussed under ‘‘Background to and Fairness of the Arrangement’’ above, the Board, based on various factors, including the Merrill Opinion and the views of the Special Committee, determined that the price of C$40.20 per Common Share was fair to the Shareholders other than Senior Management.

From the Perspective of the Executive Signatories

Each of the Executive Signatories shares the perspective of Masonite, indicated above, concerning certain risk factors for Masonite in the future and the cost savings and benefits of access to capital expected to accrue to Masonite from the Arrangement.

As for the benefits to the Executive Signatories from the Arrangement, see ‘‘Particulars of the Arrangement – Interests of Directors and Senior Officers’’ below.

From the Perspective of the Stile Affiliates

Stile entered into the Combination Agreement with Masonite in order to acquire all of the outstanding Common Shares. The Stile Affiliates believe that it is best for Masonite to operate as a privately held entity. As a privately held entity, Masonite will have the flexibility to focus on continuing improvements to its business without the constraints and distractions caused by the public equity market’s valuation of Masonite. In particular, the Stile Affiliates believe that Masonite will have a greater ability to invest and grow its business, both organically and through acquisitions, as a private company because it will be able to do so without having to be concerned about earnings in the short term. Moreover, the Stile Affiliates believe that Masonite’s future business prospects can be improved through their active participation in the strategic direction and operations of Masonite, and that their access to capital sources will provide Masonite with development opportunities of the sort not currently available to it. As a private entity, Masonite will also have a more efficient capital structure in terms of the cost of capital that could not be easily accommodated by public equity markets.

The Stile Affiliates believe that structuring the transaction as an arrangement under the OBCA is preferable to other transaction structures because (i) it will enable Stile to acquire all of the outstanding Common Shares at the same time; (ii) it will enable Stile and Stile Holding to advance funds to Masonite to be applied to pay off the Company Credit Facility and to fund payment in respect of Cashed-out Options, RSUs and DSUs as one of the steps in the Arrangement, rather than as a pre-Arrangement step; and (iii) it will provide a mechanism to enable any remaining Company Options to be dealt with as part of the Arrangement. The Stile Affiliates also considered structuring the transaction as a take-over bid or an amalgamation but neither of those alternatives achieved the benefits described in the preceding sentence.

These assessments are based upon publicly available information regarding Masonite and Stile’s due diligence investigation and knowledge of Masonite and the experience of Stile’s affiliates in investing in public companies generally. While the Stile Affiliates believe that there will be significant opportunities associated with their investment in Masonite, and that the value of such an equity investment could be greater than the original cost thereof, they realize that there also are substantial and significant risks that such opportunities may not ever be fully realized.

The primary benefits of the Arrangement to the Stile Affiliates are that it will enable Stile to own all of the outstanding equity of Masonite after the completion of the Arrangement and the exchange of Employee Rollover Shares for shares of Stile Holding and thereby enable Stile Holding and its stockholders to receive all of the benefit, if any, of any increase in the future earnings, growth and value of Masonite, in addition to the ongoing benefits of investing in partnership with an experienced and successful management team. The primary detriments of the Arrangement to the Stile Affiliates are that all of the risk of any decrease in the future earnings, growth and value of Masonite following the completion of the Arrangement will be borne by Stile Holding and its stockholders, the risk that Masonite’s substantial increase in indebtedness will adversely affect the equity value of Stile Holding, including the increased risk to equity holders of losing the entire value of their investment, and the fact that, following the completion of the Arrangement, there will be no public trading market for Stile Holding’s equity.

PARTICULARS OF THE ARRANGEMENT

Vote Required to Approve the Arrangement

Subject to any further order of the Court, the Interim Order provides that the Arrangement Resolution must be approved by the affirmative vote of at least 66 2/3% of the votes cast thereon at the Meeting by the Shareholders present in person or represented by proxy and entitled to vote at the Meeting. In addition, because of the interest of Senior Management in the transaction, as required by Canadian law the Arrangement Resolution must be approved by at least a simple majority of the votes cast by Shareholders present in person or represented by proxy and entitled to vote at the Meeting excluding votes cast in respect of Common Shares held by Senior Management. Other officers and employees of Masonite who are not Senior Management may invest in the equity of Stile Holding. See ‘‘– Interests of Directors and Senior Officers in the Arrangement’’. As of January 17, 2005, Senior Management beneficially owned a total of 532,570 Common Shares representing less than 1% of the outstanding Common Shares. Each of the Executive Signatories has indicated to the Company his intention to vote the Common Shares he beneficially owns in favour of the Arrangement Resolution. As of December 22, 2004, each of the directors had advised the Company that he intended to vote the Common Shares beneficially owned by him in favour of the Arrangement Resolution.

Summary of the Arrangement

The Arrangement effects a series of transactions as a result of which Stile will effectively acquire all of the Common Shares (other than Employee Rollover Shares) at a price of C$40.20 cash per Common Share by way of the Plan of Arrangement. Immediately following the effectiveness of the Arrangement, Stile Holding will acquire each Employee Rollover Share in exchange for C$40.20 worth of common shares of Stile Holding (except cash may be paid in lieu of issuing fractional shares). Assuming that the Arrangement has been approved by the Shareholders at the Meeting and all of the conditions set out in the Combination Agreement have been satisfied or waived by the parties, upon obtaining the Final Order, Masonite will file Articles of Arrangement with the Director as soon as practicable thereafter, at which time the Arrangement will become effective. Pursuant to the terms of the Plan of Arrangement, commencing at the Effective Time, the following events will occur and be deemed to occur in the order set forth below:

•	Stile or one of its Affiliates will provide (i) the Company Credit Facility Payoff Loans to Masonite and/or one of its Subsidiaries) in an aggregate amount equal to the aggregate of all amounts owing under the Company Credit Facility, (ii) a loan to Masonite in an amount equal to the total amount payable to holders of Company Options pursuant to the Plan of Arrangement and (iii) a loan to Masonite equal to the total amount payable to cancel and pay out the outstanding RSUs and DSUs granted by the Company.

•	Masonite and its Subsidiaries will, immediately upon receipt of the Company Credit Facility Payoff Loans, repay in full all amounts owing under the Company Credit Facility.

•	Each Cashed-out Option will be cancelled by Masonite in exchange for a cash payment by Masonite in an amount equal to the total In-the-Money Amount of such Cashed-out Option (less any required withholding taxes).

•	Each Company Option issued and outstanding immediately prior to the Effective Time, other than a Cashed-out Option or an Employee Rollover Option, will cease to represent a right to receive any Common Shares. Instead, beginning immediately after the Effective Time, the sole entitlement of a holder of such a Company Option will be to receive, upon exercise of the Company Option, a cash payment from Masonite equal to the In-the-Money Amount of such Company Option (less any required withholding taxes).

•	Each RSU and DSU will be cancelled by the Company in exchange for a cash payment by the Company in the amount of C$40.20 per RSU or DSU, as applicable (less any required withholding taxes).

•	Two minutes after the completion of the immediately preceding step, the outstanding Common Shares (excluding Employee Rollover Shares) held by Qualifying Company Shareholders will be transferred by the holders thereof to Stile without any further act or formality, in exchange for cash in the amount of C$40.20 per Common Share and Stile will be deemed to be the legal and beneficial owner thereof, free and clear of all liens, charges, claims and encumbrances.

•	The transactions in respect of the exchange of Employee Rollover Options for Replacement Options contemplated by the Employee Rollover Agreements will be deemed to occur contemporaneously with the transfers in the immediately preceding step.

As a result of the completion of the foregoing transactions, Shareholders, other than officers and employees of Masonite who invest in Stile Holding, will no longer have an ownership interest in the Company. In the event that the Arrangement does not proceed for any reason, including because it does not receive the requisite Shareholder or Court approvals, Masonite will continue as a publicly held company and has no present plans for any material change to its business.

Interests of Directors and Senior Officers in the Arrangement

Mr. Orsino and certain other senior officers of Masonite have interests in the Arrangement that are different from or in addition to the interests of other Shareholders. These interests include those described below.

Following the implementation of the Plan of Arrangement, the Senior Management of Masonite will continue as senior management of the Company.

Each of the Executive Signatories and certain members of Senior Management of Masonite have existing severance agreements with Masonite that provide for payments to be made in the event that their employment is terminated following a “change in control”. It is a condition to Stile’s obligation to complete the Arrangement that each of the Executive Signatories waive the right to receive any such change in control payments that are triggered by the completion of the Arrangement. In addition, Masonite has agreed to use its commercially reasonable efforts to cause all employees who are entitled to any change in control payments arising as a result of the Arrangement to waive such entitlements. Furthermore, the Executive Signatories and certain members of Senior Management of Masonite have been granted RSUs and DSUs under Masonite’s 2002 Restricted Share Bonus Plan, 2002 Deferred Share Plan and Full Value Incentive Plan. Currently, payment in respect of outstanding DSUs may only be made when the executive’s employment with Masonite is terminated regardless of the occurrence of a change in control of Masonite; however, the incentive plans under which DSUs have been granted will be amended if Shareholder approval of the Arrangement is obtained to provide that payments in respect of outstanding DSUs will be accelerated upon a change in control of Masonite. Currently, the only consequence of a change in control is that any DSUs which have not yet vested when the change in control occurs will vest immediately. Under Masonite’s 2002 Restricted Share Bonus Plan and Full Value Incentive Plan, all outstanding RSUs vest and are paid out within five Business Days following a change in control. The transactions contemplated by the Plan of Arrangement would be considered a ‘‘change in control’’ under the agreements and incentive plans described above. Members of Senior Management hold a total of 425,370 RSUs and DSUs. As a group, they will be paid a total of C$17,099,874 on completion of the Arrangement in respect of such RSUs and DSUs. See ‘‘Information Concerning Masonite – Executive Compensation’’ and ‘‘Information Concerning Masonite – Report of the Human Resources and Compensation Committee and Executive Compensation’’.

In addition, Stile has agreed to continue indemnification arrangements and directors’ and officers’ liability insurance for the present and former directors and officers of Masonite with respect to matters occurring prior to the Effective Time, which insurance will remain in place for a period of six years from the Effective Time. It is also expected that Mr. Orsino will become a member of the board of directors of Stile Holding following completion of the Arrangement.

The Board and the Special Committee were aware of these interests and considered them, among other matters, when recommending approval of the Arrangement. In light of the interest of Senior Management in the transaction, the Arrangement Resolution must be approved by at least a simple majority of the votes cast by Shareholders present in person or represented by proxy and entitled to vote at the meeting excluding votes in respect of Common Shares held by Senior Management. See ‘‘– Vote Required to Approve the Transaction’’.

Each of the Executive Signatories signed a letter of undertaking to KKR on December 22, 2004 pursuant to which they have agreed (i) to invest in Stile Holding on the Effective Date at the same price per share that the KKR investment funds pay for shares of Stile

Holding and (ii) to waive the change in control payments under the severance agreements described above, each contingent on reaching satisfactory investment terms with Stile Holding. The Executive Signatories have agreed to invest in Stile Holding at least US$19.5 million in the aggregate: at least US$7.5 million by Mr. Orsino and at least US$4.0 million by each of Messrs. Ambruz, Morrison and Repar. Each of the Executive Signatories has also agreed not to exercise any Company Options held by him prior to the completion of the Arrangement. It is a condition to Stile’s obligation to complete the Arrangement that the Executive Signatories and certain other officers and employees of Masonite (expected to be approximately 40 individuals worldwide) invest at least US$25 million in Stile Holding and, as such, it is expected that other officers and employees of Masonite will also invest in Stile Holding on the Effective Date (such officers and employees, together with the Executive Signatories, the ‘‘Investing Employees’’). The management investment is currently anticipated to represent approximately 5% of the equity of Stile Holding. On this basis, Mr. Orsino would own approximately 1.50% of such equity and each of Messrs. Ambruz, Morrison and Repar would own approximately 0.80%. Currently, Mr. Orsino owns approximately 0.60% of the outstanding Common Shares, Mr. Ambruz owns approximately 0.05% of the outstanding Common Shares, Mr. Morrison owns approximately 0.04% of the outstanding Common Shares and Mr. Repar owns approximately 0.08% of the outstanding Common Shares. See ‘‘Information Concerning Masonite – Share Ownership of Directors and Officers’’.

Investing Employees may be able to satisfy some or all of their investment commitment by exchanging Common Shares and/or Company Options pursuant to an Employee Rollover Agreement. Investing Employees will receive cash for their Common Shares pursuant to the Arrangement unless they enter into an Employee Rollover Agreement to receive shares of Stile Holding in exchange for their Common Shares immediately following the effectiveness of the Arrangement. In addition, Investing Employees who elect to receive a cash payment under the Company Stock Option Plan in respect of their Company Options will receive a cash payment in an amount equal to the total In-the-Money Amount of their Company Options pursuant to the Arrangement unless they enter into an Employee Rollover Agreement to dispose of their Employee Rollover Options in exchange for Replacement Options. The total In-the-Money Amount in respect of the Replacement Options will, at the time of granting such Replacement Options, equal (subject to rounding down to take into account fractional shares) the total In-the-Money Amount of the Employee Rollover Options exchanged for such Replacement Options.

Stile has provided a term sheet to Masonite management setting out Stile’s proposal with respect to a stock option plan to be established for the Investing Employees. Under that term sheet, following completion of the Arrangement, for each share purchased by an Investing Employee in Stile Holding, the employee will receive an option (different from the Replacement Options that may be exchanged for Employee Rollover Options) to buy additional shares in Stile Holding at an exercise price equal to the fair market value on the date of the option grant of a share in Stile Holding. Approximately half of these options will vest and become exercisable over a five-year period. The remainder of these options will be exercisable upon the achievement of certain performance targets. If the performance targets are achieved, these options will also vest over a five-year period following the date of grant. These options will expire ten years after the date of grant but generally terminate earlier upon the termination of the employment of the Investing Employee. These options will also be subject to accelerated vesting in certain circumstances upon a change in control of the Company. It is expected that this stock option plan will entitle the Investing Employees to acquire up to approximately an additional 7 to 13% of the equity of Stile Holding on a fully-diluted basis.

Under the term sheet provided by Stile, each Investing Employee would also enter into a shareholders’ agreement containing restrictions on the transfer of any shares and options held by him in Stile Holding (including shares received on the exercise of options) for five years after completion of the Arrangement. The shareholders’ agreement would also provide for (i) a right of first refusal in favour of Stile Holding, (ii) the repurchase of the equity of the Investing Employee in the event that his or her employment is terminated in certain circumstances and (iii) standard confidentiality, non-competition and non-solicitation covenants in favour of Stile Holding. Each Investing Employee would also enter into a sale participation agreement which would grant to the Investing Employee the right to participate within five years of the completion of the Arrangement in a sale of common shares of Stile Holding by certain investment funds affiliated with KKR that are shareholders of Stile Holding. In addition, the Investing Employees will be permitted to participate in registrations by Stile Holding of its equity securities if certain investment funds affiliated with KKR that are shareholders of Stile Holding are also selling their shares.

Stile Holding is also expected to enter into severance agreements with each of the Executive Signatories.

Company Options

Pursuant to the Combination Agreement, at the Effective Time, each Cashed-out Option, other than an Employee Rollover Option, will be cancelled by the Company in exchange for a cash payment by the Company in an amount equal to the In-the-Money Amount of such settled Cashed-out Option, less any required withholding taxes. In addition, each Company Option issued and outstanding immediately prior to the Effective Time, other than a Cashed-out Option or an Employee Rollover Option, will cease to represent a right to receive any Common Shares. Instead, beginning immediately after the Effective Time, the sole entitlement of a holder of such a Company Option will be to receive a cash payment from Masonite equal to the total In-the-Money Amount of such Company Option, less any required withholding taxes. Employee Rollover Options will be exchanged for Replacement Options. The total In-the-Money Amount in respect of the Replacement Options will, at the time of granting such Replacement Options, equal (subject to rounding down to take into account fractional shares) the total In-the-Money Amount of the Employee Rollover Options exchanged for such Replacement Options.

Sources of Funds for the Arrangement

Under the Arrangement and related transactions, Stile is expected to pay an aggregate amount of approximately C$2.275 billion to (i) acquire all of the outstanding Common Shares of Masonite, assuming no Shareholders exercise and perfect their Dissent Rights, (ii) cancel all outstanding Company Options and (iii) cancel all outstanding RSUs and DSUs. Stile’s cash payment will be reduced to the extent Investing Employees enter into Employee Rollover Agreements in respect of some or all of the Common Shares and Company Options held by them. In addition, Stile expects the Company Credit Facility, which had a balance of US$576 million on December 31, 2004 (plus accrued interest thereon and excluding breakage fees under such debt and hedging arrangements related thereto which would have been US$26 million, net of tax, as at December 31, 2004), to be repaid. Moreover, Stile and Masonite will incur approximately US$120 million in fees and expenses in connection with the Arrangement and related transactions. The following arrangements are intended to provide the necessary financing for the Arrangement. In addition, it is expected that a portion of the Company’s cash and cash equivalents, which on December 31, 2004 totalled approximately US$80 million, will be used to repay a portion of the Company Credit Facility on or before the Effective Date.

     Debt Financing

Stile has received a commitment letter from The Bank of Nova Scotia dated December 21, 2004, which was amended and restated by a commitment letter dated February 4, 2005, for Stile and Stile U.S. Acquisition Corp. (‘‘Stile U.S.’’), a newly formed and wholly-owned Subsidiary of Stile Holding, to obtain, subject to the conditions described below, (1) senior secured credit facilities in an aggregate amount of up to US$1.525 billion and (2) either (a) (I) up to US$825 million (reduced by the aggregate principal amount of any senior notes referred to in clause (II) below) in aggregate principal amount of senior subordinated notes in a public offering or private placement and (II) up to US$300 million in aggregate principal amount of senior notes in a public offering or private placement or (b) up to US$825 million of senior subordinated increasing rate loans under a senior subordinated bridge facility.

The proceeds of this financing will be used (1) to repay Masonite’s outstanding debt under the Company Credit Facility, (2) to pay a portion of the purchase price for the acquisition of the Common Shares and the payment in respect of outstanding Company Options, RSUs and DSUs, (3) to provide financing for Masonite’s ongoing working capital and general corporate needs, and (4) to pay fees and expenses. This commitment will terminate on the earlier of April 30, 2005 and the termination of the commitment by Stile. The obligation of The Bank of Nova Scotia to provide the financing contemplated by the commitment letter is subject to customary conditions, including but not limited to the following:

•	there not having occurred a Material Adverse Change with respect to Masonite;

•	the consummation of the Arrangement as contemplated by the Combination Agreement;

•	an affiliate of KKR having made the capital contribution described under ‘‘– Equity Financing’’ below; and

•	the execution of definitive loan documentation.

It is a condition to the completion of the Arrangement that Stile has received the funds in the amount contemplated by the commitment letter to be delivered as of the Effective Date of the Arrangement on the terms and conditions set forth in the commitment letter.

     (i) Senior Credit Facilities

It is expected that the senior credit facilities contemplated by the debt commitment letter will be comprised of (1) a senior secured term loan facility of up to US$1.175 billion, the proceeds of which will be used solely to pay the consideration for the acquisition of the Common Shares and related costs and expenses, and (2) a senior secured multi-currency revolving credit facility of up to US$350 million, up to US$6.0 million of which may be used on the Effective Date to finance the Arrangement and related transactions, and all other proceeds of which are to be used solely for general corporate purposes and of which an amount to be agreed will be available in the form of letters of credit. The term facility is expected to have a term of eight years and the revolving facility is expected to have a term of six years. The term facility is expected to bear interest, at the option of the borrowers, at a per annum rate equal to LIBOR plus 2.5% or the alternate base rate plus 1.5%. Borrowings under the revolving facility are expected to initially bear interest, at the option of the borrowers, at a per annum rate equal to an adjusted LIBOR rate plus 2.5% or the alternate base rate plus

1.5%, subject to adjustment based on the financial performance of the borrowers. In addition, Stile and Stile U.S. expect to pay certain fees in connection with the senior credit facilities, including a letter of credit fee and an unused facility fee that will accrue at a per annum rate of 0.50% on the undrawn portion of the commitments under the revolving facility.

It is expected that the borrowers under the senior credit facilities will be Stile and Stile U.S., and that the senior credit facilities will be guaranteed by Stile Holding or a direct wholly-owned subsidiary of Stile Holding owning all of the capital stock of Stile and Stile U.S., and by Stile U.S. (as to the obligations of Stile), Stile (as to the obligations of Stile U.S.) and each Canadian and U.S. subsidiary, and certain other material subsidiaries of Stile and Stile U.S. (but excluding any non-U.S. subsidiaries of Stile U.S. and their subsidiaries). It is further expected that borrowings under the senior credit facilities will be secured by substantially all the assets of the borrowers and each guarantor, including but not limited to:

•	a perfected first-priority pledge of all the capital stock held by either borrower or any guarantor (which will be limited in the case of any non-U.S. subsidiary of a U.S. entity to 65% of the voting stock of such non-U.S. subsidiary, and, in the case of other subsidiaries other than U.S. and Canadian subsidiaries, as the borrowers and The Bank of Nova Scotia agree); and

•	a perfected first-priority security interest in, and mortgages on, substantially all tangible and intangible assets of the borrowers and each guarantor.

The senior credit facilities are expected to contain customary affirmative and negative covenants, including (1) a maximum leverage ratio, (2) a minimum interest coverage ratio and (3) other covenants restricting indebtedness, sales of assets, liens and dividends and other distributions. The senior credit facilities are also expected to contain customary representations and warranties and event of default provisions.

     (ii) Senior Floating Rate Notes

It is expected that Stile and Stile U.S. will issue up to US$300 million of new unsecured senior floating rate notes and that senior floating rate notes issued by Stile and senior floating rate notes issued by Stile U.S. will be offered together as units pursuant to an offering exempt from registration under the U.S. Securities Act of 1933. The interest rate and other terms of the senior floating rate notes will depend upon interest rate and market conditions at the time of their issuance. However, it is anticipated that the senior subordinated notes will:

•	have a maturity of 8 years and six months from the issue date;

•	bear interest at a rate per annum, reset annually, that must be paid in cash semi-annually;

•	be guaranteed by Stile Holding or a direct wholly-owned subsidiary of Stile Holding owning all of the capital stock of Stile and Stile U.S., by Stile (as to the obligations of Stile U.S.), Stile U.S. (as to the obligations of Stile) and by all subsidiaries of Stile and Stile U.S. that guarantee the senior credit facility;

•	be senior to any subordinated indebtedness of Stile, Stile U.S. and each guarantor;

•	be unsecured obligations and rank equally with all senior indebtedness of Stile, Stile U.S. and each guarantor;

•	be effectively junior to the senior secured credit facilities; and

•	be redeemable under certain circumstances.

It is expected that the senior floating rate notes will also contain covenants that are customary for this type of financing, including, without limitation, restrictions on dividends, stock repurchases, liens, indebtedness, affiliate transactions, asset sales and mergers. It is expected that the units containing the senior floating rate notes will be issued in an offering to be consummated prior to or concurrently with the completion of the Arrangement.

     (iii) Senior Subordinated Notes

It is expected that stile and Stile U.S. will issue up to US$525 million of new unsecured senior subordinated notes and that senior subordinated notes issued by Stile and senior subordinated notes issued by Stile U.S. will offered together as units pursuant to an offering exempt from registration under the U.S. Securities Act of 1933. The interest rate and other terms of the senior subordinated notes will depend upon interest rate and market conditions at the time of their issuance. However, it is anticipated that the senior subordinated notes will:

•	have a maturity of 10 years from the issue date;

•	bear interest that must be paid in cash semi-annually;

•	be guaranteed by Stile Holding or a direct wholly-owned subsidiary of Stile Holding owning all of the capital stock of Stile and Stile U.S., by Stile (as to the obligations of Stile U.S.), Stile U.S. (as to the obligations of Stile) and by all subsidiaries of Stile and Stile U.S. that guarantee the senior credit facility;

•	be subordinated to any senior indebtedness of Stile, Stile U.S. and each guarantor;

•	be unsecured obligations and rank equally with all senior subordinated indebtedness of Stile, Stile U.S. and each guarantor; and

•	be redeemable under certain circumstances.

It is expected that the senior subordinated notes will also contain covenants that are customary for this type of financing, including, without limitation, restrictions on dividends, stock repurchases, liens, indebtedness, affiliate transactions, asset sales and mergers. It is expected that the units containing the senior subordinated notes will be issued in an offering to be consummated prior to or concurrently with the completion of the Arrangement.

     (iv) Bridge Facility

Pursuant to the debt commitment letter, The Bank of Nova Scotia has committed to provide Stile and Stile U.S. an unsecured senior bridge facility of up to US$825 million in the event that Stile and Stile U.S. cannot complete the intended issuance of US$825 million of senior floating rate notes and senior subordinated notes described above. The proceeds of this financing would be used to provide a portion of the funds required to complete the Arrangement and related transactions and to pay related fees and expenses.

The loans under the bridge facility are expected to have a term of eighteen months and to be convertible (subject to certain conditions) at maturity (if not repaid) into senior subordinated term loans that mature on the tenth anniversary of the Effective Date. The bridge facility is expected to bear interest during the first six months at the higher of (1) 8.5% and (2) LIBOR plus 600 basis points, to increase by 100 basis point for the subsequent three-month period, and to increase by 50 basis points for each subsequent three-month period thereafter. It is expected that the bridge facility would be guaranteed by each guarantor of the senior facility on a senior subordinated basis.

     Equity Financing

An affiliate of KKR has committed to provide Stile or its assignee with an equity infusion of up to US$575 million (less amounts invested by Senior Management and employees and officers of the Company) on the Effective Date.

Stile has no agreement in place with respect to alternative funding in the event it is unable to obtain the financing described under ‘‘Debt Financing’’ and ‘‘Equity Financing’’ above.

Effects of the Arrangement - Plans and Proposals

It is presently expected that, shortly after the completion of the Arrangement, the Employee Rollover Shares will be acquired by Stile Holding and transferred to Stile, Masonite will be amalgamated with Stile and the separate corporate existence of Masonite will cease. Following such amalgamation, it is presently expected that Stile will transfer the capital stock of Masonite Holdings, Inc., a wholly owned Subsidiary of Masonite and the parent company of Masonite’s United States subsidiaries, to Stile U.S., in satisfaction of certain loans from Stile U.S. to Stile. Following such transfer, it is expected that Masonite Holdings, Inc. will be amalgamated with Stile U.S. It is also possible that other internal reorganization transactions may occur.

It is presently expected that, following the completion of the Arrangement, the operations and business of Masonite will be conducted substantially as they are currently conducted. Except as described in the preceding paragraph, the Stile Affiliates have no present plans or proposals that relate to or would result in an extraordinary corporate transaction involving Masonite’s corporate structure, business or management, such as a merger, reorganization, liquidation, relocation of any material operations or sale or transfer of a material amount of assets. However, the Stile Affiliates will continue to evaluate Masonite’s business, operations and assets after the completion of the Arrangement from time to time, and may propose or develop new plans and proposals which they consider to be in the best interests of Masonite and its shareholders, including the consideration of material changes in Masonite’s present dividend rate or policy and level of indebtedness or capitalization.

It is a condition to Stile’s obligation to complete the Arrangement that all of the current members of the Board resign as of the Effective Date. At such time, Stile will appoint individuals who are affiliated with it to fill the vacancies created by such resignations. Stile may also consider and propose changes in the number or term of the members of the Board after the completion of the Arrangement from time to time. It is presently anticipated that the current officers of Masonite will continue to be the officers of the Company following the completion of the Arrangement.

Stock Exchange Listings and Status as a Reporting Issuer

As soon as possible after the Effective Date, Stile will apply to have the Common Shares delisted from the TSX and NYSE.

Following the Effective Date, it is also intended that an application be made to the applicable securities regulatory authorities in Canada for an order deeming Masonite to no longer be a ‘‘reporting issuer’’ for the purposes of applicable securities legislation. In addition, the registration of Common Shares under the Securities Exchange Act of 1934, as amended, will be terminated. As a result, Masonite will no longer be subject to the ongoing disclosure and other obligations currently imposed upon it under such legislation. Masonite, however, will likely be required to file, or resume filing, reports with the SEC as a result of the issuance of debt securities registered under the securities laws of the United States.

Expenses

The estimated fees, costs and expenses of Masonite in connection with the Arrangement contemplated herein including, without limitation, financial advisors’ fees, filing fees, Special Committee fees, legal and accounting fees and printing and mailing costs, excluding taxes, are anticipated to be approximately US$5.0 million; and the total estimated fees, costs and expenses of Masonite and the Stile Affiliates are anticipated to be approximately US$120 million. The fees, costs and expenses in connection with the Arrangement are set forth in the table below:

Legal Accounting and Filing Fees	US$	14,300,000
Financing and Financial Advisor Fees	US$	102,000,000
Special Committee Fees	US$	175,000
Printing, Proxy Solicitation and Mailing Costs	US$	375,000
Miscellaneous	US$	3,150,000
Total	US$	120,000,000

Pursuant to the Combination Agreement, all costs and expenses of the parties in connection with the Arrangement are to be paid by the party incurring such expenses.